SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited
Corporate Legislation
September 30, 2008
REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07
4 - NIRE (State Registration Number)

01.02 - HEAD OFFICE

1 - ADDRESS Av. das Nações Unidas, 8501 - 19º andar	2 - DISTRICT Pinheiros
3 - ZIP CODE 05425-070	4 - CITY São Paulo	5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 3025-9297	8 - TELEPHONE 3025-9168	9 - TELEPHONE 3025-9191	10 - TELEX
11 - AREA CODE 011	12 - FAX 3025-9438	13 - FAX 3025-9121	14 - FAX 3025-9217
15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Alceu Duilio Calciolari
2 - ADDRESS Av. das Nações Unidas, 8501 - 19º andar	3 - DISTRICT Pinheiros
4 - ZIP CODE 05425-070	5 - CITY São Paulo	6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 3025-9297	9 - TELEPHONE 3025-9168	10 - TELEPHONE 3025-9121	11 - TELEX
12 - AREA CODE 011	13 - FAX 3025-9438	14 - FAX 3025-9121	15 - FAX 3025-9041
16 - E-MAIL dcalciolari@gafisa.com.br

01.04 - REFERENCE / AUDITOR

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2008	12/31/2008	3	7/1/2008	9/30/2008	2	4/1/2008	6/30/2008
09 - INDEPENDENT ACCOUNTANT Pricewaterhouse Coopers Auditores Independentes					10 - CVM CODE 00287-9
11 - PARTNER IN CHARGE Eduardo Rogatto Luque					12 - PARTNER'S CPF (INDIVIDUAL TAXPAYER'S REGISTER) 142.773.658-84

Page: 1

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 9/30/2008	2 - PREVIOUS QUARTER 6/30/2008	3 - SAME QUARTER, PREVIOUS YEAR 9/30/2007
Paid-in Capital
1 - Common	133,088	132,588	132,385
2 - Preferred	0	0	0
3 - Total	133,088	132,588	132,385
Treasury share
4 - Common	3,125	3,125	3,125
5 - Preferred	0	0	0
6 - Total	3,125	3,125	3,125

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP National Private
4 - ACTIVITY CODE 1110 - Civil Construction, Constr. Mat. and Decoration
5 - MAIN ACTIVITY Real Estate Development
6 - CONSOLIDATION TYPE Full
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Qualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

Page: 2

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE	5 - NATURE (IN THOUSANDS OF OF CHANGE REAIS)	7 - NUMBER OF SHARES ISSUED (THOUSANDS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1- DATE 11/05/2008	2 - SIGNATURE

Page: 3

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	4 - 9/30/2008	3 - 6/30/2008
1	Total Assets	4,200,902	3,902,585
1.01	Current Assets	2,745,912	2,543,174
1.01.01	Available funds	561,920	582,461
1.01.01.01	Cash and Banks	20,124	6,524
1.01.01.02	Financial Investments	528,199	575,937
1.01.01.03	Unrealized gains on derivative financial instruments, net	13,597	0
1.01.02	Credits	517,695	516,423
1.01.02.01	Trade accounts receivable	517,695	516,423
1.01.02.01.01	Receivables from clients of developments	473,526	481,771
1.01.02.01.02	Receivables from clients of construction and services rendered	44,169	34,652
1.01.02.01.03	Other Receivables	0	0
1.01.02.02	Sundry Credits	0	0
1.01.03	Inventory	900,102	861,642
1.01.03.01	Real estate for sale	900,102	861,642
1.01.04	Other	766,195	582,648
1.01.04.01	Deferred selling expenses	16,818	19,697
1.01.04.02	Prepaid expenses	17,746	12,747
1.01.04.03	Court deposits	0	0
1.01.04.04	Dividends receivable	0	0
1.01.04.05	Other receivables	731,631	550,204
1.02	Non-current Assets	1,454,990	1,359,411
1.02.01	Long-term Receivables	638,880	574,949
1.02.01.01	Sundry Credits	524,571	478,438
1.02.01.01.01	Receivables from clients of developments	435,849	455,037
1.02.01.01.02	Real estate for sale	88,722	23,401
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	114,309	96,511
1.02.01.03.01	Deferred income tax and social contribution	49,384	56,089
1.02.01.03.02	Other receivables	11,726	7,625
1.02.01.03.03	Court deposits	38,380	27,797
1.02.01.03.04	Dividends Receivable	5,000	5,000
1.02.01.03.05	Deferred selling expenses	9,819	0
1.02.02	Permanent Assets	816,110	784,462
1.02.02.01	Investments	799,899	766,582
1.02.02.01.01	Interest in associated companies	0	0
1.02.02.01.02	Interest in associated companies - Goodwill	0	0
1.02.02.01.03	Interest in Subsidiaries	282,287	254,528
1.02.02.01.04	Interest in Subsidiaries - Goodwill	199,496	203,061

Page: 4

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	4 - 9/30/2008	3 - 6/30/2008
1.02.02.01.05	Other Investments	318,116	308,993
1.02.02.02	Property, plant and equipment	8,098	8,734
1.02.02.03	Intangible assets	3,651	3,967
1.02.02.04	Deferred charges	4,462	5,179

Page: 5

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	4 - 9/30/2008	3 - 6/30/2008
2	Total Liabilities and Shareholders' Equity	4,200,902	3,902,585
2.01	Current Liabilities	1,102,060	946,844
2.01.01	Loans and Financing	205,667	65,564
2.01.02	Debentures	16,190	14,229
2.01.03	Suppliers	56,395	70,532
2.01.04	Taxes, charges and contributions	62,366	57,683
2.01.04.01	PIS Contribution	16,398	15,357
2.01.04.02	COFINS Contribution	38,672	34,109
2.01.04.03	Installment payment of PIS and COFINS	3,392	3,440
2.01.04.04	Other taxes and contributions payable	3,904	4,777
2.01.05	Dividends Payable	0	10
2.01.06	Provisions	2,856	1,335
2.01.06.01	Provision for Contingencies	2,856	1,335
2.01.07	Accounts payable to related parties	0	0
2.01.08	Other	758,586	737,491
2.01.08.01	Real estate development obligations	0	0
2.01.08.02	Obligations for purchase of land	167,506	230,897
2.01.08.03	Payroll, profit sharing and related charges	18,282	24,085
2.01.08.04	Advances from customers - development and services	185,872	176,795
2.01.08.05	Other liabilities	386,926	305,714
2.02	Non-current Liabilities	1,410,246	1,312,662
2.02.01	Long-term Liabilities	1,386,433	1,287,060
2.02.01.01	Loans and Financing	388,857	279,955
2.02.01.02	Debentures	490,000	490,000
2.02.01.03	Provisions	0	0
2.02.01.04	Accounts payable to related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	507,576	517,105
2.02.01.06.01	Real estate development obligations	0	0
2.02.01.06.02	Obligations for purchase of land	127,042	132,915
2.02.01.06.03	Unearned income from property sales	0	0
2.02.01.06.04	Deferred income tax and social contribution	68,373	63,717
2.02.01.06.05	Other liabilities	312,161	320,473
2.02.02	Deferred income	23,813	25,602
2.04	Shareholders' equity	1,688,596	1,643,079
2.04.01	Paid-in capital stock	1,211,468	1,203,921
2.04.01.01	Capital Stock	1,229,518	1,221,971
2.04.01.02	Treasury shares	(18,050)	(18,050)
2.04.02	Capital Reserves	167,276	167,276
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0

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02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	4 - 9/30/2008	3 - 6/30/2008
2.04.03.02	Subsidiaries/Associated Companies	0	0
2.04.04	Revenue reserves	170,071	170,071
2.04.04.01	Legal	15,585	15,585
2.04.04.02	Statutory	80,892	80,892
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retained earnings	63,214	63,214
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other revenue reserves	10,380	10,380
2.04.05	Retained earnings/accumulated losses	138,781	101,811
2.04.06	Advances for future capital increase	0	0

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03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 -7/1/2008 to 9/30/2008	4 - 1/1/2008 to 9/30/2008	5 -7/1/2007 to 9/30/2007	6 - 1/1/2007 to 9/30/2007
3.01	Gross Sales and/or Services	193,449	684,116	196,725	491,825
3.01.01	Real estate development and sales	187,648	668,091	188,037	476,254
3.01.02	Construction services rendered	5,801	16,025	8,688	15,571
3.02	Gross Sales Deductions	(7,358)	(21,772)	(7,041)	(22,667)
3.02.01	Taxes on sales and services	(7,100)	(20,756)	(7,903)	(20,014)
3.02.02	Brokerage fee on sales	(258)	(1,196)	862	(2,653)
3.03	Net Sales and/or Services	186,091	662,344	189,684	469,158
3.04	Cost of Sales and/or Services	(123,490)	(442,345)	(135,569)	(334,192)
3.04.01	Cost of Real estate development	(123,490)	(442,345)	(135,569)	(334,192)
3.05	Gross Profit	62,601	219,999	54,115	134,966
3.06	Operating Expenses/Income	(14,285)	(49,107)	(15,915)	(79,784)
3.06.01	Selling Expenses	(23,539)	(59,381)	(11,452)	(34,140)
3.06.02	General and Administrative	(9,745)	(47,994)	(17,275)	(45,266)
3.06.02.01	Profit sharing	3,034	0	(3,783)	(7,915)
3.06.02.02	Other Administrative Expenses	(12,779)	(47,994)	(13,492)	(37,351)
3.06.03	Financial	5,658	33,064	(1,156)	(3,056)
3.06.03.01	Financial income	14,462	48,864	10,569	33,382
3.06.03.02	Financial Expenses	(8,804)	(15,800)	(11,725)	(36,438)
3.06.04	Other operating income	0	0	1,678	3,718
3.06.05	Other operating expenses	1,538	(6,497)	(1,627)	(41,872)
3.06.05.01	Depreciation and Amortization	(4,561)	(6,531)	(1,627)	(11,698)
3.06.05.02	Extraordinary Expenses	0	0	0	(30,174)
3.06.05.03	Other Operating expenses	6,099	34	0	0
3.06.06	Earnings (losses) on equity of investees	11,803	31,701	13,917	40,832
3.07	Total operating profit	48,316	170,892	38,200	55,182
3.08	Total non-operating (income) expenses, net	0	0	0	0
3.08.01	Income	0	0	0	0

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03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 -7/1/2008 to 9/30/2008	4 - 1/1/2008 to 9/30/2008	5 -7/1/2007 to 9/30/2007	6 - 1/1/2007 to 9/30/2007
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes/profit sharing	48,316	170,892	38,200	55,182
3.10	Provision for income tax and social contribution	(66)	(745)	0	0
3.11	Deferred Income Tax	(11,400)	(30,366)	(5,251)	1,526
3.12	Statutory Profit Sharing/Contributions	1,120	0	(560)	(1,680)
3.12.01	Profit Sharing	1,120	0	(560)	(1,680)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders' Equity	0	0	0	0
3.15	Net income for the Period	37,970	139,781	32,389	55,028
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	129,963	129,963	129,260	129,260
	EARNINGS PER SHARE (Reais)	0.29216	1.07554	0.25057	0.42572
	LOSS PER SHARE (Reais)

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(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited
Corporate Legislation
September 30, 2008

01610-1 GAFISA S/A	01.545.826/0001/07

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of reais)

1 Operational Context

Gafisa S.A. ("Gafisa" or "Company") was incorporated with the objectives of: (a) promoting and managing all forms of real estate ventures on its own behalf or for third parties; (b) purchasing, selling and negotiating real estate properties in general, including provision of financing to real estate clients; (c) carrying out civil construction and civil engineering services; (d) developing and implementing marketing strategies related to its own or third party real estate ventures; and (e) investing in other Brazilian or foreign companies which have similar objectives as the Company's.

The Company's real estate development ventures with third parties are structured through investment in Special Purpose Entities (SPEs) or by forming condominiums and consortiums. The controlled companies substantially share the structure and corporate, managerial and operating costs with the Company.

In January 2007, the Company acquired 60% of the voting capital of Alphaville Urbanismo S.A. ("AUSA"); the purchase commitment for the remaining 40% of AUSA's voting capital will be determined by means of an economic and financial evaluation of AUSA to be carried out according to the agreement up to 2012. In addition, in October 2007 Gafisa completed the acquisition of 70% of the voting capital of Cipesa Engenharia S.A. ("Cipesa").

In March 2007, the Company completed a public offering of stock on the New York Stock Exchange - NYSE, resulting in a capital increase of R$ 487,813 with the issue of 18,761,992 common shares equivalent to 9,380,996 ADRs. The extraordinary expenses related to this public offering of the Company's stock in the amount of R$ 30,174 were recorded in the nine month period ended September 30, 2007.

In addition, the Company started its operations in the lower income real estate market through its subsidiary FIT Residencial Empreendimentos Imobiliários Ltda. ("FIT Residencial").

In March 2007, Gafisa and Odebrecht Empreendimentos Imobiliários Ltda. ("Odebrecht") incorporated Bairro Novo Empreendimentos Imobiliários S.A. ("Bairro Novo") through a joint venture, in which Gafisa holds 50% and Odebrecht holds 50%. Bairro Novo is focused on the lower income market of horizontal real estate developments.

In the context of this same economic segment, on September 1, 2008 the Company announced its intention to integrate the Fit Residencial operations with those of Construtora Tenda S.A. ("Tenda"). This transaction was approved in the Extraordinary Shareholders' Meeting held on October 21, 2008,

Page: 10

with the merger of the book value of the shareholders' equity of Fit Residencial into Tenda. As a result of this transaction, the Company became the holder of 60% of the voting capital of Tenda.

2 Presentation of the Quarterly Information

This quarterly information was approved by the Board of Directors in their meeting held on October 28, 2008.

(a) Basis of presentation

The quarterly information is presented in conformity with the rules issued by the Brazilian Securities Commission (CVM) applicable to the preparation of the quarterly information (ITR), including CVM Instruction 469 of May 2, 2008 (Note 3(v)).

The consolidated statements of cash flow were prepared according to Accounting Rules and Practices # 20 (NPC 20) of the Institute of Independent Auditors of Brazil (IBRACON).

In the preparation of the quarterly information, it is necessary to use estimates which affect assets and liabilities and other transactions during the reporting periods and the disclosure of contingent assets and liabilities at the date of the quarterly information. The quarterly information includes estimates that are used to determine certain items, including, among others, the estimated costs of the ventures, provisions required for the impairment of assets and the recognition of contingent liabilities, the actual results of which may differ from the estimates.

(b) Consolidation practices

The accounting information of Gafisa and its subsidiaries contained in the quarterly information (ITR) includes all subsidiaries, with separate disclosure of the participation of minority shareholders. In regard to the jointly-controlled investees, which are governed by a shareholders' agreement, the consolidation includes the assets, liabilities and income and expense accounts proportionally to the total equity interest held in the capital of the corresponding investee (Note 8).

The intercompany balances and transactions, as well as the unrealized profits, were eliminated in the consolidation. Transactions and balances with related parties, shareholders and investees are reported in the corresponding notes.

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3 Main Rules Issued by the Brazilian Securities Commission (CVM) Applicable to Preparation of the Quarterly Information (ITR), Including CVM Instruction 469 of May 2, 2008

(a) Revenue recognition

(i) Real estate development and sales revenue

In the installment sales of completed units, the result is recognized when the sale is made, regardless of the term for receipt of the contractual price, provided that the following conditions are met: (a) the value thereof can be estimated, i.e. the receipt of the sale price is known or the sum that will not be received may be reasonably estimated, and (b) the process of recognition of the sales revenues is substantially completed, i.e. the Company is released from its obligation to perform a considerable part of its activities that will generate future expenses related to the sale of the finished unit.

In the sales of unfinished units, the procedures and rules established by Resolution 963 of the Federal Accounting Council (CFC) were observed, namely:

. The cost incurred (including the cost of land) corresponding to the units sold is fully appropriated to the result.

. The percentage of the cost incurred in the units sold (including the land) is calculated in relation to the total estimated cost, and this percentage is applied on the revenues from units sold, adjusted pursuant to the conditions of the sales agreements, and on selling expenses, thus determining the amount of revenues and selling expenses to be recognized.

. The amounts of sales revenues determined, including monetary correction, net of the installments already received, are accounted for as accounts receivable, or as advances from customers, when applicable.

. Interest and monetary variation on accounts receivable as from the delivery of the keys are appropriated to the result from the development and sale of real estate using the accrual basis of accounting.

. The financial charges on accounts payable from the direct and indirect acquisition of land and real estate credit operations, incurred during the construction period, are considered a component of inventory cost of real estate units, and recognized in results upon the sale of the units of the venture to which they are directly related.

The taxes on the difference between the revenues from real estate development and the accumulated revenues subject to tax are calculated and recognized in the books when the difference in revenues is recognized.

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The other income and expenses, including advertising and publicity, are appropriated to the results as they are incurred using the accrual basis of accounting.

(ii) Supply of construction services

Revenues from the supply of real estate services consist basically of amounts received related to the management of construction work for third parties, technical management and management of real estate. The revenues are recognized, net of the corresponding costs incurred, as services are provided.

(b) Cash, banks and financial investments

Substantially represents bank deposit certificates and investment in investment funds, denominated in reais, with high market liquidity and maturity that does not exceed 90 days or in regard to which there are no penalties or other restrictions for the immediate redemption thereof.

They are stated at cost, plus the income earned up to the balance sheet date, with provisions recognized, when applicable, to reflect their market value.

Investment funds in which the Company is the only quotaholder are fully consolidated. On September 30, 2008, the recorded book value of these investment funds is based on the quota values on this date.

(c) Receivables from clients

These are stated at cost, plus monetary variation. The allowance for doubtful accounts, when necessary, is recognized in an amount that is considered sufficient by management to cover probable losses on the realization of credits.

The outstanding installments are adjusted based on the National Civil Construction Index (INCC) during the construction phase, and on the General Market Prices Index (IGP/M) after the date the keys of the finished units are delivered. The balance of the accounts receivable (after the keys) is generally adjusted by annual interest of 12%. The financial revenues are recorded in results under "Real estate development".

In the periods ended September 30, 2008 and June 30, 2008, the total amount of interest and monetary variation recognized totals R$ 16,841 and R$ 9,392 (Parent Company) and R$ 32,105 and R$ 19,157 (Consolidated), respectively.

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(d) Certificates of real estate receivables (CRIs)

Recorded as a financial obligation in the amount corresponding to the gross value of credit assigned, and reclassified as a reduction of the accounts receivable after the date of the delivery of the keys of the respective real estate units that make up the CRIs portfolio.

The financial discount, which represents the difference between the amount received and the credit at the date of the assignment, is appropriated to the results in the financial expenses account over the term of validity of the contract.

The expenses with commissions paid to the issuer of the CRIs are recognized directly in the results as they are incurred on the accrual basis.

The financial guarantees, when a participation is acquired (subordinated CRI) and maintained to secure the receivables that were assigned, are recorded in the balance sheet in Long-term receivables at cost plus monetary correction.

(e) Properties for sale

These are stated at construction cost, which does not exceed net realizable value. In the case of real estate in progress, the portion in inventories corresponds to the cost incurred in units that have not yet been sold.

The cost comprises construction (materials, own or outsourced labor and other related items) and land, including financial charges appropriated to the venture as incurred during the construction phase.

Land is stated at cost of acquisition. The recording of land is made only after the deed of property is drawn up, not being recognized in the quarterly information during the negotiation period, regardless of how likely the acquisition is or the negotiation progress.

The Company acquires part of the land through barter transactions where, in exchange for the land acquired, it undertakes to deliver (a) real estate units of developments in progress or (b) part of the sales revenues originating from the sale of the real estate units of the developments. Based on the change in accounting practice described in Note 3 (u), adopted retroactively for all reported periods, lands acquired through barter transactions are stated at fair value, as provided for in the guidelines of the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - CPC) (O) - 1, "Real Estate Development Entities".

The Company capitalizes interest on the developments during the construction phase, arising from the National Housing System and other credit lines that are used for financing the construction of developments (limited to the corresponding financial expense amount). The amount of interest capitalized in the balance of properties for sale in the quarter ended September 30, 2008 totals R$ 27,760 (Parent Company) and R$ 31,784 (Consolidated) (June 30, 2008 - R$ 19,903 Parent Company and R$ 23,277 Consolidated).

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(f) Deferred selling expenses

These include expenses related to costs of construction and maintenance of sales stands, mock-up apartments and corresponding furniture, as well as expenses with related brokerage incurred by the Company. The balance is amortized as selling expenses (stands, mock-up apartments and corresponding furniture) or deductions from gross sales (brokerage), following the same criteria adopted for the recognition of revenues from and costs of the units sold (Note 3(a)).

(g) Warranty cost

The Company provides limited warranties for five years, covering structural flaws in the developments sold. Given that the warranties for the work performed (responsibility and costs) are usually provided by the Company's subcontractors, the amounts paid by the Company are not significant and, therefore, they have been recognized as they are effectively incurred.

(h) Prepaid expenses

Includes, among others, expenses with the issuance of debentures, which were paid at the time of issue.

Page: 15

(i) Fixed Assets

Stated at acquisition cost. Depreciation is calculated on the straight-line basis, based on the estimated useful life of the assets, as follows: (i) furniture, utensils and installations - 10 years; (ii) vehicles and computers - 5 years.

(j) Intangible assets

Stated at acquisition cost. These are basically represented by expenses related to the acquisition and development of computer systems and software licenses, being amortized over a period of up to five (5) years.

(k) Deferred charges

Deferred charges are mainly represented by preoperating expenses and are amortized over a period of up to five (5) years as from the date they start being used.

(l) Investments in subsidiaries

(i) Net equity value

When the Company holds more than half of the voting capital of another company, the latter is considered a subsidiary company. In the investees in which the Company holds less than 50% of the voting capital, agreements ensure the veto power to the Company in decisions that significantly affect their businesses, thus ensuring to the Company a shared control, such investees being considered jointly-controlled companies. Investments in subsidiaries and jointly-controlled companies are recorded using the equity method.

According to this method, the Company's interest in the increase or decrease in the shareholders' equity of subsidiaries after acquisition as a result of the net income or loss for the period, or gains or losses in capital reserves, is recognized as operating income (or expenses).

When the Company's interest in the losses of subsidiaries is equal to or higher than the amount invested, the Company recognizes the residual portion of net capital deficiency as it assumes obligations, makes payments on behalf of these companies or makes advances for future capital increase.

Page: 16

(ii) Goodwill and negative goodwill on the acquisition of investments

The Company's investments in subsidiaries includes goodwill when the acquisition cost exceeds the book value of net assets of the acquired subsidiary (negative goodwill - when the acquisition cost is lower).

The accounting practices of acquired subsidiaries are changed, when applicable, before the parent company records any equity in their results, in order to ensure consistency with the practices adopted by the Company.

The goodwill is amortized in accordance with the economic basis that determined it over the estimated useful life of the asset on an exponential and progressive basis (limited to the total period of ten years) (Note 8(b)), based on its evaluation of the related companies acquired upon acquisition, considering factors such as the stock of land, the ability to generate results from developments launched and/or to be launched in the future and other inherent factors. The goodwill that is not justified by economic bases is immediately recognized as a loss in the results for the year. Every year the Company evaluates the potential impairment adjustments to the outstanding portion not yet amortized of recorded goodwill. If the book value exceeds the recoverable amount, the amount thereof is reduced.

An economic-based negative goodwill is appropriated to the result as the assets are realized. The negative goodwill that is not justified by economic bases is recognized in the results only upon the disposal of the investment. The gain arising from negative goodwill based on general economic reasons is recognized in a way that is consistent with the respective expiry period of the related operating assets.

In January 2007, the Company acquired 60% of the voting capital of AUSA. As a result of this transaction, goodwill amounting to R$ 163,441 was recorded based on expected future profitability to be amortized exponentially and progressively based on the estimated profit projected before income tax and social contribution (EBIT) of AUSA over a maximum term of ten years. In the period ended September 30, 2008, the Company amortized goodwill amounting to R$ 6,972 arising from the acquisition of AUSA (period ended September 30, 2007 - zero).

In October 2007, Gafisa acquired 70% of the voting capital of Cipesa. As a result of this transaction, goodwill amounting to R$ 40,686 was recorded based on expected future profitability to be amortized exponentially and progressively based on the EBIT over a maximum term of ten years.

The amortization of goodwill will take place as from 2009 pursuant to the criteria described above. A portion of the acquisition cost of Cipesa by the Company is variable, corresponding to 2% of the Overall Sales Value (VGV) of the projects launched by Cipesa's subsidiary until 2014, and this variable portion will have a maximum value of R$ 25,000, which is the amount adopted to determine the initially estimated goodwill on the acquisition of Cipesa by the Company.

Page: 17

In November 2007, the Company acquired for R$ 40,000 the remaining interest in some ventures held with Redevco do Brasil Ltda. As a result of this transaction, the Company determined negative goodwill amounting to R$ 32,223 (Consolidated), justified by general economic reasons, which will be amortized exponentially and progressively in results over the period the acquired Special Purpose Entities (SPEs) operate, the maximum term being ten years. In the period ended September 30, 2008, the Company amortized negative goodwill amounting to R$ 7,423 arising from the acquisition of the SPEs.

(m) Obligations for purchase of land and advances from customers (barter transactions)

The obligations for purchase of land are recognized at the amounts corresponding to the obligations assumed in contracts. Subsequently, they are stated at the amortized cost, that is, plus charges and interest proportional to the period elapsed (pro rata temporis), when applicable.

Based on the change in accounting practice described in Note 3 (u), adopted retroactively for all reported periods, lands acquired through barter transactions are stated at fair value, as provided for in the CPC guidelines (O) - 1, "Real Estate Development Entities".

(n) Selling expenses

The selling expenses, including advertising and publicity, are allocated to the results as they are incurred on the accrual basis.

(o) Income tax and social contribution on net income

Income tax (25%) and social contribution on the net income (9%) are calculated based on their standard rates, which, together, total 34%. The deferred income tax is calculated over the totality of the temporary differences.

As allowed by tax regulations, certain subsidiaries and associated companies elected the presumed profit system. For these companies, the income tax basis is calculated at 8% (social contribution on net income at 12%) on gross revenues, to which the corresponding standard income and social contribution tax rates apply.

The deferred tax assets are recognized to the extent it is probable that future taxable income will be available to be used to offset temporary differences based on the projections of future results that are prepared and based on internal guidelines and future economic scenarios that may, therefore, change.

Page: 18

The deferred income tax credits on accumulated tax losses do not expire, however, their offset in future years is limited to 30% of the taxable income for each year. The companies that opt for the presumed profit system may not offset tax losses of a period in subsequent years. Should the realization of deferred tax assets be unlikely, no amount is recorded (Note 15).

(p) Other current and long-term liabilities

These are stated at their known or payable value and are recorded on the accrual basis, plus, when applicable, the corresponding charges and monetary and exchange variations.

The workers' compensation liability, particularly related to the vacation charges and payroll, is provided for over the period of acquisition.

The Company and its subsidiaries do not have private pension plans or any retirement plan or benefits for employees after they leave the Company.

(q) Cross-currency interest rate swap operations

The nominal amounts of the swap operations of currency, interest rates and indexes are not recorded in the balance sheet.

The Company has derivative instruments for the purposes of minimizing the risk of its exposure to the volatility of currencies, indexes and interest, with redemptions expected to take place in accordance with the maturity of the related liabilities denominated in foreign currency.

A portion of derivative instruments is outside of the exclusive investment funds and is measured at cost based on the contractual conditions between the Company and third parties ("yield curve") and their net results are recorded in financial income

(expenses). Additionally, the Company holds other derivative instruments in its portfolio of the financial investments of its investment funds that are stated at their respective market values.

In accordance with its treasury policies, the Company does not have or issue derivative financial instruments for purposes other than those of hedge.

(r) Stock option plan

The Company manages Stock Option Plans, the guidelines for structuring and implementation of which were approved by General Shareholders' Meetings (Note 14(b)). The grant of stock options to employees does not result in an expense for accounting purposes.

Page: 19

In the period ended September 30, 2008, 510,425 shares with no par value (2007 - 961,563 shares) were subscribed and paid up by means of Subscription Lists signed by the respective beneficiaries of the Stock Options amounting to R$ 7,672 (2007 - R$ 8,262) (Note 14(a)).

(s) Employee profit sharing plan

The Company has a benefit plan for employees in the form of profit sharing and bonus plans, which, when applicable, is recognized in "General and administrative expenses".

Additionally, the Company's Bylaws establish the distribution of profits to officers (in an amount that does not exceed the lower of their annual compensation or 10% of the Company's net income), which is, when applicable, recognized in "Statutory profit sharing".

The bonus system operates with three performance triggers, structured based on the efficiency of corporate targets, followed by business targets and finally individual targets.

In the quarter ended September 30, 2008, the Company made the full reversal of the reserve for bonus, estimated for the future payment of the profit sharing program for employees and officers for 2008.

Page: 20

t) Earnings per share

Calculated considering the number of outstanding shares on the balance sheet date, net of treasury shares.

(u) Change in accounting practice

On September 30, 2008, the Company chose to adopt in advance, as it is not yet required, with the respective effects retroactive to all reported periods, its accounting practice of recording bartered units, as provided for in the CPC guidelines (O) - 1 "Real Estate Development Entities" ("Guidelines").

According to these guidelines, the barter of real estate units of different natures and values (for example, apartment units built or to be built for lands) is considered a transaction that is substantially commercial and, accordingly, results in gain or loss. The revenue shall be calculated based on the fair value of real estate received; and when this value cannot be measured with certainty, the revenue shall be calculated based on the fair value of real estate units to be delivered.

In case of land barters with the purpose of delivering apartment unit(s) to be built, the value of land acquired by the Company, calculated according to the criteria described above, shall be recorded at fair value, as a component of the stock of lands of properties for sale, as a contra-entry to advance from customers in liabilities, at the time the private instrument or contract related to such transaction is signed.

The recording criteria adopted for the appropriation of real estate development also apply to these transactions.

The effects from the adoption of the criteria included in the Guidelines, adopted retroactively by the Company for comparative purposes, in relation to the previously reported years and periods, in compliance with the current standard for Accounting Practices, Changes in Accounting Estimates and Correction of Errors.

Page: 21

The reported figures are detailed as follows:

	Quarter and period ended June 30, 2008

Parent company	Total assets	Shareholders' equity	Net income for the quarter	Net income for the period

Originally reported	3,725,569	1,631,283	58,749	100,395
Adjustment due to change in practice	177,016	11,796	200	1,416

Balance reported in the current quarterly information	3,902,585	1,643,079	58,949	101,811

	Quarter and period ended September 30, 2007

Parent company	Total assets	Shareholders' equity	Net income for the quarter	Net income for the period

Originally reported	2,251,494	1,493,361	30,939	50,523
Adjustment due to change in practice	133,075	4,501	1,450	4,505

Balance reported in the current quarterly information	2,384,569	1,497,862	32,389	55,028

	Quarter and period ended June 30, 2008
Consolidated	Total assets	Shareholders' equity	Net income for the quarter	Net income for the period

Originally reported	4,094,312	1,631,283	58,749	100,395
Adjustment due to change in practice	188,724	11,796	200	1,416

Balance reported in the current quarterly information	4,283,036	1,643,079	58,949	101,811

	Quarter and period ended September 30, 2007

Consolidated	Total assets	Shareholders' equity	Net income for the quarter	Net income for the period

Originally reported	2,417,273	1,493,361	30,939	50,523
Adjustment due to change in practice	144,190	4,501	1,450	4,505

Balance reported in the current quarterly information	2,561,463	1,497,862	32,389	55,028

Before this change in accounting practice, the value of land acquired through barter transactions and the respective obligation assumed by the Company was not recognized in the accounting information of Gafisa. The effective cost of construction of bartered units was diluted in the other units.

(v) Changes to the Brazilian Corporate Legislation - Law 11638

On December 28, 2007, Law 11638 ("Law") was enacted, amending, revoking and introducing new provisions to the Brazilian Corporate Law, particularly in relation to Chapter XV, regarding accounting matters, to be applicable as from the fiscal year ending December 31, 2008.

Page: 22

This Law's main purpose is to update the Brazilian corporate legislation to enable the process of convergence of the accounting practices adopted in Brazil and those of the International Financial Reporting Standards (IFRS), and allow the Brazilian Securities Commission (CVM) to issue new standards and procedures in line with the international accounting standards.

CVM Instruction 469, of May 2, 2008 ("Instruction"), allows the adoption of one of the following options for preparing the quarterly information (ITR): (i) Immediate and full application of the Law; or (ii) Adoption of the practices prior to the new Law, but meeting the requirements set out by Articles 3 to 15 of such Instruction (i.e., the partial application of the Law).

The Company chose not to adopt in advance all the requirements of the Law (item (i)). The possible impacts on the quarterly information (ITR) on September 30, 2008 arising from item (ii), as required by the CVM Instruction 469/08 and applicable to the Company, are described below:

• Adjustment to present value (AVP)

The asset and liability items arising from long-term operations, or short-term ones which produce significant effects, shall be adjusted to present value based on discount rates that reflect the best current market evaluations regarding the cash value over time and the specific risks of the assets and liabilities. At present, the Company's management believes that it is not possible to determine the effects produced by these changes on results of operations and shareholders' equity at September 30, 2008 and the current reported periods.

• Other changes

Regarding the changes provided by the Law and not taken into consideration in such Instruction, still awaiting regulation by CVM, such as leasing, valuation of investments in financial instruments, including derivatives, consolidation, merger and spin-off, and assets and receivables at market value, the management currently believes that they will not produce significant effects on the quarterly information; however, the Company will evaluate their respective impacts to the extent they are regulated.Regarding the share-based compensation program and taking into consideration that the Company prepares financial statements in accordance with generally accepted accounted principles in the United States (US GAAP), the preliminary understanding of the Company's management is that the main potential impact of the adoption of the Law's provisions in this area will allow the adoption of the criteria that already exists for purposes of US GAAP, as described below:

• Accounting practice

According to the accounting practices adopted in Brazil, until the issuance of CVM Instruction 469 and the respective Law 11638, the rights to acquire shares granted to employees and executive officers through the stock option plan did not result in the recording of any expense. The purchase of shares by an employee was recorded as an increase in the shares representing capital at the purchase price value.

Page: 23

In its US GAAP statements, at the beginning of 2006 the Company adopted SFAS 123R - Share-based Payment. As the granted shares are indexed by the IGP-M plus interest of 6% per year, the stock options granted to employees were recorded as a liability, in accordance with the provisions of SFAS 123R. The grants classified as a liability are restated at fair value in each reporting period until they are settled. The fair value of stock options granted to employees and similar instruments is estimated using the Black-Scholes model for pricing options.

If the Company concludes on December 31, 2008 that the application of the criteria adopted for US GAAP purposes, as described above, are adequate in the context of the Law 11,638 in this area, pending regulation by the Accounting Pronouncements Committee (CPC), we believe that the values to be recorded by the Company, according to the accounting practices adopted in Brazil, would be similar to those already reported for US GAAP purposes.

The Company's management informs that its financial statements are available at its website www.gafisa.com.br (reconciliation of net income and shareholders' equity from BR GAAP to US GAAP), in accordance with US GAAP at December 31, 2007. So until the changes introduced by the Law are regulated, these financial statements are an important reference with respect to its financial position, as well as results of operations, in accordance with a body of internationally-accepted accounting principles.

Page: 24

4 Cash and Cash Equivalents

	Parent company		Consolidated

Type of operation	9/30/2008	6/30/2008	9/30/2008	6/30/2008

Cash and banks	20,124	6,524	36,478	22,896
Financial investments
Fixed-income funds	406,222	501,479	480,045	527,447
Purchase and sale commitments	54,142	36,585	128,704	147,517
Bank Deposit Certificates - CDBs	62,803	33,736	126,028	72,945
Other, including derivative instruments	5,032	4,137	5,473	4,204

	528,199	575,937	740,250	752,113

Instruments, net (Note 16 (a)(ii))	13,597	-	13,597	-

Total cash and cash equivalents	561,920	582,461	790,325	775,009

On September 30, 2008, the Bank Deposit Certificates include earned interest from 95.0% to 107% (June 30, 2008 - from 95.0% to 104%) of the Interbank Deposit Certificate (CDI) rate.

5 Trade Accounts Receivable from Developments and Services Rendered

	Parent company		Consolidated

	9/30/2008	6/30/2008	9/30/2008	6/30/2008

		Adjusted according to		Adjusted according to
		Note 3(u)		Note 3(u)
Total balance of ventures
Current	517,695	516,423	861,283	827,556
Noncurrent	435,849	455,037	745,464	732,753

	953,544	971,460	1,606,747	1,560,309

The balance of accounts receivable from the units sold and not yet finished is not fully recognized in the quarterly information as their recording is limited to the portion of revenues accounted for (pursuant to the criteria described in Note 3(a)(i)), net of the amounts already received.

The consolidated balances of advances from customers, higher than the revenues recorded in the period, total R$ 90,363 on September 30, 2008 (June 30, 2008 - R$ 72,125) and are classified in "Advances from customers (development and services)".

The consolidated noncurrent balance on September 30, 2008 matures in 2009 (R$ 223,004), 2010 (R$ 274,281), 2011 (R$ 133,572), 2012 and thereafter (R$ 114,607).

The recognition of an allowance for doubtful accounts is not necessary in view of the history of no effective losses on these credits.

Page: 25

6 Properties for sale

	Parent company		Consolidated

	9/30/2008	6/30/2008	9/30/2008	6/30/2008

		Adjusted according to		Adjusted according to
		Note 3(u)		Note 3(u)
Land	401,977	432,969	708,715	659,362
Property under construction	565,864	433,446	826,443	660,070
Finished units	20,983	18,628	76,514	77,646

	988,824	885,043	1,611,672	1,397,078

Current portion	900,102	861,642	1,443,812	1,310,114
Noncurrent portion	88,722	23,401	167,860	86,964

The Company has undertaken commitments to build bartered units for the acquisition of land. Based on the change in accounting practice described in Note 3 (u), adopted retroactively for all reported periods, lands acquired through barter transactions are stated at fair value, as provided for in the CPC guidelines (O) - 1, "Real Estate Development Entities".

7 Other accounts receivable

	Parent company		Consolidated

	9/30/2008	6/30/2008	9/30/2008	6/30/2008

Current accounts related to real estate ventures (*)	491,445	401,731	84,207	60,867
Advances to suppliers	31,359	22,020	42,198	27,988
Assignment of credits receivable	7,770	8,241	7,943	8,241
Deferred PIS and COFINS	5,773	5,773	9,029	9,026
Recoverable taxes	8,492	8,934	13,080	12,136
Unreleased financing of customers	6,642	6,642	6,950	6,950
Advances for future capital increase	177,608	92,466	-	2,633
Values with brokers	-	18	465	465
Other	2,542	4,379	3,370	24,939

	731,631	550,204	167,242	153,245

(*) The Company and its subsidiaries participate in the development of real estate ventures with other partners, directly or through related parties, based on the constitution of condominiums and/or consortiums. The management structure of these enterprises and the cash management are centralized in the leading company of the enterprise, which manages the construction schedule and budgets. Thus, the leader of the enterprise assures that the investments of the funds necessary are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective participation percentage, which are not subject to adjustment or financial charges and do not have a predetermined maturity date. The average term of development and completion of the enterprises in which the resources are invested is three years. Other payables to partners of real estate ventures are presented separately.

Page: 26

8 Investments

(a) The main information on the equity investments held are summarized below:

		Interest		Shareholders' equity		Net income (loss) for the period

Investees		Sep/08	Jun/08	Sep/08	Jun/08	Sep/08	Jun/08

00008	Península SPE1 S/A	50.00%	50.00%	(532)	(1,266)	858	124
00010	Península SPE2 S/A	50.00%	50.00%	(76)	(2,262)	879	(1,307)
00018	Res. das Palmeiras SPE Ltda-18	100.00%	90.00%	2,208	1,894	169	(145)
00040	Gafisa SPE 40 Ltda.	50.00%	50.00%	6,109	5,751	1,535	1,177
00042	Gafisa SPE 42 Ltda.	50.00%	50.00%	7,378	2,853	6,990	2,465
00044	Gafisa SPE 44 Ltda.	40.00%	40.00%	(343)	(309)	(157)	(123)
00045	Gafisa SPE 45 Ltda.	100.00%	100.00%	(4,553)		(4,078)
00046	Gafisa SPE 46 Ltda.	60.00%	60.00%	5,750	4,516	3,605	2,371
00047	Gafisa SPE 47 Ltda.	80.00%	80.00%	8,299	8,474	(181)	(6)
00048	Gafisa SPE 48 Ltda.	100.00%	99.80%	25,320	24,662	3,745	3,087
00049	Gafisa SPE 49 Ltda.	100.00%	100.00%	(11)	(4)	(11)	(4)
00053	Gafisa SPE 53 Ltda.	60.00%	60.00%	2,687	1,309	2,449	1,070
00055	Gafisa SPE 55 Ltda.	100.00%	99.80%	21,634	20,898	(2,830)	(1,098)
00059	Gafisa SPE 59 Ltda.	100.00%	100.00%	-	-	-
00067	Gafisa SPE 67 Ltda.	99.80%	99.80%	1	-	-
00068	Gafisa SPE 68 Ltda.	99.80%	99.80%	-	-	(1)	(1)
00070	Gafisa SPE 70 Ltda. (Bairro Novo)	50.00%	50.00%	11,161	10,613	(13,338)	(8,885)
00072	Gafisa SPE 72 Ltda.	60.00%	60.00%	(30)	1	(31)	-
00073	Gafisa SPE 73 Ltda.	70.00%	70.00%	(202)	-	(203)	(1)
00074	Gafisa SPE 74 Ltda.	100.00%	100.00%	(244)	-	(245)	(1)
00076	Gafisa SPE 76 Ltda.	99.80%	99.80%	-	-	(1)	(1)
00077	Gafisa SPE 77 Ltda.	100.00%	100.00%	-	-	(1)	(1)
00078	Gafisa SPE 78 Ltda.	99.80%	99.80%	-	-	(1)	(1)
00079	Gafisa SPE 79 Ltda.	100.00%	100.00%	-	-	(1)	(1)
00087	Dv Bv SPE S/A - 87	50.00%	50.00%	324	(528)	889	36
00089	DV SPE S/A - 89	50.00%	50.00%	1,487	1,679	(172)	21
00122	Gafisa SPE 22 Ltda.	100.00%	100.00%	5,465	4,480	1,151	167
00129	Gafisa SPE 29 Ltda.	70.00%	70.00%	206	103	345	243
00132	Gafisa SPE 32 Ltda.	80.00%	80.00%	(184)	(18)	(185)	(18)
00134	Gafisa SPE 34 Ltda. (Fit Resid Imob.)	100.00%	100.00%	60,055	61,899	(5,892)	117
00169	Gafisa SPE 69 Ltda.	100.00%	100.00%	(3)	-	(4)	-
00170	Gafisa SPE 70 Ltda.	55.00%	55.00%	12,150	12,126	(1)	(1)
00171	Gafisa SPE 71 Ltda.	70.00%	70.00%	(746)	-	(747)	-
00250	Gafisa SPE 50 Ltda.	80.00%	80.00%	7,212	7,030	1,367	1,146
00251	Gafisa SPE 51 Ltda.	90.00%	90.00%	14,499	12,606	6,112	4,220
00261	Gafisa SPE 61 Ltda.	100.00%	100.00%	(13)	(13)	(14)	(14)
00265	Cipesa - Holding	100.00%	100.00%	46,906	47,606	(1,047)	(348)
00760	Gafisa SPE 760 (Tiner Empr e Part)	45.00%	45.00%	22,742	16,278	11,761	5,298
00763	Gafisa SPE 763 (O Bosque Empr Imob)	30.00%	30.00%	9,176	9,176	-	-
177700	Alta Vistta	50.00%	50.00%	1,890	780	2,535	1,425
178000	Spazio Natura	50.00%	50.00%	1,408	1,417	(20)	(11)
Ausa	Ausa	60.00%	60.00%	84,779	59,715	41,691	16,631
Cyrela	Costa Maggiore	50.00%	50.00%	3,032	4,048	3,430	4,447
D100	Gafisa SPE 65 Ltda.	70.00%	70.00%	297	(120)	(346)	(764)
E600	Dubai Residencial	50.00%	50.00%	5,772	-	(229)	-
E780	Gafisa SPE 59 Ltda.	100.00%	100.00%	-	-	-	-
F260	Gafisa SPE 75 Ltda.	100.00%	100.00%	1	-	-	-
F270	Gafisa SPE 80 Ltda.	100.00%	100.00%	-	-	(1)	-
F580	GAFISA SPE-86	100.00%	100.00%	1	-	-	-
F590	GAFISA SPE-81	100.00%	100.00%	1	-	-	-
F600	GAFISA SPE-82	100.00%	100.00%	1	-	-	-
F610	GAFISA SPE-83	100.00%	100.00%	1	-	-	-
F620	GAFISA SPE-87	100.00%	100.00%	1	-	-	-
F630	GAFISA SPE-88	100.00%	100.00%	1	-	-	-
F640	GAFISA SPE-89	100.00%	100.00%	1	-	-	-
F650	GAFISA SPE-90	100.00%	100.00%	1	-	-	-
F660	GAFISA SPE-84	100.00%	100.00%	1	-	-	-
	Dep.José Lages	50.00%	50.00%	(238)	(393)	161	6
	Sitio Jatiuca	50.00%	50.00%	(312)	(1,387)	2,517	1,442
	Parque Aguas	50.00%	50.00%	(1,346)	(1,331)	(1,214)	(1,199)

	Parque Arvores	50.00%	50.00%	(1,290)	(1,110)	(1,081)	(901)

				357,834	311,173	60,157	30,662

Page: 27

		Interest		Investments		Equity in results

Investees		Sep/08	Jun/08	Sep/08	Jun/08	Sep/08	Jun/08

00008	Península SPE1 S/A	50.00%	50.00%	(266)	(633)	429	62
00010	Península SPE2 S/A	50.00%	50.00%	(38)	(1,131)	440	(653)
00018	Res. das Palmeiras SPE Ltda.-18	100.00%	90.00%	2,208	1,705	(169)	(131)
00040	Gafisa SPE 40 Ltda.	50.00%	50.00%	3,055	2,876	768	589
00042	Gafisa SPE 42 Ltda.	50.00%	50.00%	3,689	1,427	3,495	1,233
00044	Gafisa SPE 44 Ltda.	40.00%	40.00%	(137)	(124)	63	(49)
00045	Gafisa SPE 45 Ltda.	100.00%	100.00%	(4,553)	-	(4,078)	-
00046	Gafisa SPE 46 Ltda.	60.00%	60.00%	3,450	2,710	2,163	1,423
00047	Gafisa SPE 47 Ltda.	80.00%	80.00%	6,639	6,779	(145)	(5)
00048	Gafisa SPE 48 Ltda.	100.00%	99.80%	25,320	24,613	3,746	3,081
00049	Gafisa SPE 49 Ltda.	100.00%	100.00%	(11)	(4)	(11)	(4)
00053	Gafisa SPE 53 Ltda.	60.00%	60.00%	1,612	785	1,078	642
00055	Gafisa SPE 55 Ltda.	100.00%	99.80%	21,634	20,856	(2,830)	(1,096)
00059	Gafisa SPE 59 Ltda.	100.00%	100.00%	-	-	-	-
00067	Gafisa SPE 67 Ltda.	99.80%	99.80%	1	-	-	-
00068	Gafisa SPE 68 Ltda.	99.80%	99.80%	-	-	(1)	(1)
00070	Gafisa SPE 70 Ltda. (Bairro Novo)	50.00%	50.00%	5,581	5,307	(6,669)	(4,443)
00072	Gafisa SPE 72 Ltda.	60.00%	60.00%	(18)	1	(19)	-
00073	Gafisa SPE 73 Ltda.	70.00%	70.00%	(141)	-	(142)	(1)
00074	Gafisa SPE 74 Ltda.	100.00%	100.00%	(244)	-	(245)	(1)
00076	Gafisa SPE 76 Ltda.	99.80%	99.80%	-	-	(1)	(1)
00077	Gafisa SPE 77 Ltda.	100.00%	100.00%	-	-	(1)	(1)
00078	Gafisa SPE 78 Ltda.	99.80%	99.80%	-	-	(1)	(1)
00079	Gafisa SPE 79 Ltda.	100.00%	100.00%	-	-	(1)	(1)
00087	Dv Bv SPE S/A - 87	50.00%	50.00%	162	(264)	445	18
00089	DV SPE S/A - 89	50.00%	50.00%	744	840	(86)	11
00122	Gafisa SPE 22 Ltda.	100.00%	100.00%	5,465	4,480	1,151	167
00129	Gafisa SPE 29 Ltda.	70.00%	70.00%	144	72	242	170
00132	Gafisa SPE 32 Ltda.	80.00%	80.00%	(147)	(14)	(148)	(14)
00134	Gafisa SPE 34 Ltda. (Fit Resid Imob.)	100.00%	100.00%	60,055	61,899	(5,892)	117
00169	Gafisa SPE 69 Ltda.	100.00%	100.00%	(3)	-	(4)	-
00170	Gafisa SPE 70 Ltda.	55.00%	55.00%	6,683	6,669	(1)	(1)
00171	Gafisa SPE 71 Ltda.	70.00%	70.00%	(522)	-	(523)	-
00250	Gafisa SPE 50 Ltda.	80.00%	80.00%	5,770	5,624	1,094	917
00251	Gafisa SPE 51 Ltda.	90.00%	90.00%	13,049	11,345	5,501	3,799
00261	Gafisa SPE 61 Ltda.	100.00%	100.00%	(13)	(13)	(14)	(14)
00265	Cipesa - Holding	100.00%	100.00%	46,906	47,606	(1,047)	(348)
00760	Gafisa SPE 760 (Tiner Empr e Part)	45.00%	45.00%	10,231	7,325	5,292	2,384
00763	Gafisa SPE 763 (O Bosque Empr Imob)	30.00%	30.00%	2,753	2,753	-	-
177700	Alta Vistta	50.00%	50.00%	945	390	1,268	713
178000	Spazio Natura	50.00%	50.00%	704	709	(10)	(6)
Ausa	Ausa	60.00%	60.00%	50,867	35,830	25,015	9,981
C490	UNIGAFISA Holding	100.00%	100.00%	-	-	-	-
Cyrela	Costa Maggiore	50.00%	50.00%	1,516	2,024	1,716	2,224
D100	Gafisa SPE 65 Ltda.	70.00%	70.00%	208	(84)	(242)	(535)
E600	Dubai Residencial	50.00%	50.00%	2,886	-	(115)	-
E780	Gafisa SPE 59 Ltda.	100.00%	100.00%	-	-	-	-
F260	Gafisa SPE 75 Ltda.	100.00%	100.00%	1	-	-	-
F270	Gafisa SPE 80 Ltda.	100.00%	100.00%	-	-	(1)	-
F580	GAFISA SPE-86 Ltda.	100.00%	100.00%	1	-	-	-
F590	GAFISA SPE-81 Ltda.	100.00%	100.00%	1	-	-	-
F600	GAFISA SPE-82 Ltda.	100.00%	100.00%	1	-	-	-
F610	GAFISA SPE-83 Ltda.	100.00%	100.00%	1	-	-	-
F620	GAFISA SPE-87 Ltda.	100.00%	100.00%	1	-	-	-
F630	GAFISA SPE-88 Ltda.	100.00%	100.00%	1	-	-	-
F640	GAFISA SPE-89 Ltda.	100.00%	100.00%	1	-		-
F650	GAFISA SPE-90 Ltda.	100.00%	100.00%	1	-	-	-
F660	GAFISA SPE-84 Ltda.	100.00%	100.00%	1	-	-	-
	Dep.José Lages	50.00%	50.00%	(119)	(197)	81	3
	Sitio Jatiuca	50.00%	50.00%	(156)	(694)	1,259	721
	Parque Aguas	50.00%	50.00%	(673)	(666)	(607)	(600)
	Parque Arvores	50.00%	50.00%	(645)	(555)	(542)	(451)

				274,601	250,245	31,701	19,898

	Provision for loss on investments			7,686	4,283

	Total investments			282,287	254,528	31,701	19,898

Page: 28

(b) Goodwill on the acquisition of subsidiaries

		2008

	Amortization criteria	Cost	Accumulated	Balance

AUSA	Exponential and progressive	163,441	(6,972)	156,469
Cipesa	Exponential and progressive	40,686	-	40,686
Other		3,321	(980)	2,341
Total goodwill		207,448	(7,952)	199,496

(c) Other investments

In January,2008 a special partnership (SCP) was formed in which the Company holds quotas in the total amount of R$ 318,116 on September 30, 2008 (June 30, 2008 - R$ 308,993), as described in Note 11.

9 Loans and financing

		Parent company		Consolidated

Type of operation	Annual interest rates	9/30/2008	6/30/2008	9/30/2008	6/30/2008

Working capital	104% to 112% CDI
	0.66% to 3.29% +CDI	437,887	234,254	582,395	354,628
National Housing System - SFH	TR + 6.2 % up to 11%	146,195	119,649	276,031	229,049
Assumption of debt from mergers of parent companies	TR + 10% up to 12.0%	9,961	11,187	9,961	11,187
Other	TR + 6.2%	481	251	2,570	4,884

		594,524	365,341	870,957	599,748

Unrealized losses with designated derivative Instruments, net (Note 15 (a)(ii))		-	(19,822)	-	(19,822)

Total		594,524	345,519	870,957	579,926

Current portion		205,667	65,564	280,728	122,555

Noncurrent portion		388,857	279,955	590,229	457,371

Rates
.	CDI - Interbank Deposit Certificate
.	TR - Referential Rate
(*)	SFH - The Company has credit lines from the SFH, the resources from which are released throughout the construction of the related developments.

.	Assumption of debt from downstream mergers corresponds to debts assumed from former shareholders with maturities up to 2013.

.	Financing of Developments and Working Capital correspond to credit lines from financial institutions to raise the funds necessary for the ventures of the Company.

As guarantee to secure the SFH loans, the investors provided sureties, mortgages were given on the units, and credit rights were pledged.

Page: 29

The amount of mortgages given in guarantee totals R$ 294,233 (June 30, 2008 - R$ 200,380). Additionally, the balance of accounts pledged in guarantee totals R$ 52,815 on September 30, 2008 (June 30, 2008 - R$ 46,337).

In November 2007, the Company obtained loans (working capital) in the amount of R$ 200,000 from first class financial institutions. Together with this operation, in order to minimize the risks of foreign exchange exposure of the loans, the Company signed swap contracts in the full amount of these debts, as described in the financial instruments note (Note 16 (a) (ii)).

In August 2008, the Company obtained loans (working capital) in the amount of R$ 200,000 from first class financial institutions.

The consolidated noncurrent installments on September 30, 2008 mature in 2009 (R$ 151,925), 2010 (R$ 217,368), 2011 (R$ 153,264), 2012 and thereafter (R$ 67,672) in the consolidated.

10 Debentures

In September 2006 the Company obtained approval for its Second Debenture Distribution Program, which enabled the offering of up to R$ 500,000 in simple debentures, non-convertible into shares, of the subordinated type and/or secured and/or with general guarantee.

In June 2008 the Company obtained approval for its Third Debenture Distribution Program, which enabled the offering of R$ 1,000,000 in simple debentures with general guarantee maturing in two years.

Under the Second and Third Programs, the Company issued a series of 24,000 and 25,000 debentures, respectively, corresponding to a total of R$ 240,000 and R$ 250,000, with the following features:

Program/issuances	Amount	Annual remuneration	Maturity	September 30, 2008	June 30, 2008

Second program/1st issuance	240,000	CDI + 1.30%	September 2011	242,775	249,570
Third program/1st issuance	250,000	107.20% CDI	June 2018	263,415	254,659

Current portion				16,190	14,229

Noncurrent portion, principal				490,000	490,000

In addition to the early maturity clauses, which are common in this type of operation, the Second Debenture Distribution Program establishes the compliance with certain covenants, including, among others, the maintenance of minimum levels of net indebtedness, balance of receivables and early

Page: 30

maturity clause in the event the Company obtains a risk classification lower than a predetermined level. On September 30, 2008, the Company was in compliance with the aforesaid clauses.

11 Other Accounts Payable

	Parent company		Consolidated

	9/30/2008	6/30/2008	9/30/2008	6/30/2008

Investors	300,000	300,000	300,000	300,000
Current accounts related to real estate ventures	319,211	240,285	-	-
Assignment of credits payable	29,411	29,358	47,189	47,136
Acquisition of investments	30,585	32,260	36,164	37,839
Other accounts payable	12,194	18,659	15,510	23,323
Loans with partners in real estate ventures	-	1,342	-	4,839
Dividends SCP	-	-	14,372	13,621
Allowance for losses on investments	7,686	4,283	-	-

	699,087	626,187	413,235	426,758

Current portion	386,926	305,714	72,275	100,595

Noncurrent portion	312,161	320,473	340,960	326,163

In January 2008 the Company formed a special partnership (SCP) with the main objective of holding interests in other companies, which, in turn, should have as the main objective the development and undertaking of real estate ventures. On September 30, 2008, the SCP's subscribed and paid-in capital amounted to R$ 313,084 (comprised of 13,084,000 Class A quotas held by the Company and 300,000,000 Class B quotas held by other quotaholders). The capital will be preferably used in the acquisition of equity investments and the increase in the capital of its investees. As a result of this transaction, due to prudence and considering that the decision whether to invest or not shall be jointly taken by all quotaholders and, therefore, made regardless of the Company's management individual decision, on September 30, 2008 it recorded an "obligations to Investors" account amounting to R$ 300,000, with final maturity on January 31, 2014. The SCP quotaholders are remunerated by minimum dividends substantially equivalent to the variation in the Interbank Deposit Certificate (CDI). The SCP's articles of association provides for the compliance with certain covenants by the Company, in its capacity of ostensible partner, which include the maintenance of minimum ratios of net debt and the balance of receivables. On September 30, 2008, the Company was in compliance with the aforesaid clauses.

The loans with partners in real estate ventures are related to amounts due under contracts involving the payment of current accounts, bearing the IGP-M variation, plus 12% per year.

Page: 31

12 Provision for Contingencies

The Company and its subsidiaries and associated companies are parties in lawsuits and administrative proceedings at several courts and government agencies that arise from the ordinary course of business, involving tax, labor, civil and other matters. Management, based on information provided by its legal counsel, analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover the losses estimated for the lawsuits in progress.

The changes in the provision for contingencies are summarized below:

	2008

	Parent company	Consolidated

Balance at June 30, 2008	1,335	18,155
Additions	1,697	2,064
Reductions	(176)	(176)

Balance at September 30,
2008	2,856	20,043

Current portion	2,856	2,856

Noncurrent portion	-	17,187

(a) Tax, labor and civil lawsuits

	Parent company		Consolidated

	9/30/2008	6/30/2008	9/30/2008	6/30/2008

Labor claims	2,264	1,510	2,747	2,594
Civil lawsuits	3,431	2,267	3,775	2,010
Tax lawsuits	-	-	17,676	17,309
Judicial deposits	(2,839)	(2,442)	(4,155)	(3,758)

	2,856	1,335	20,043	18,155

The Company and its subsidiaries are parties in judicial lawsuits and administrative proceedings related to Excise Tax (IPI) and Value-added Tax on Sales and Services (ICMS) on two imports of aircrafts in 2001 and 2005, respectively, under leasing agreements without purchase option. The chances of loss in the ICMS case are estimated by the attorneys that are handling it as: (i) probable in regard to the principal and interest, and (ii) remote in regard to the fine for noncompliance with ancillary obligation.

The amount of the contingency estimated by the legal counsel as a probable loss in the aforesaid case amounts to R$ 16,360 and is provided for in the quarterly information at September 30, 2008.

Page: 32

Furthermore, on September 30, 2008, the Company is aware of other lawsuits and risks, the unfavorable outcome of which, based on the opinion of its legal counsel is possible, amounting to approximately R$ 68,795 (June 30, 2008 - R$ 67,508), and for which the Company's management believes that the recognition of a provision for losses is not necessary.

In September 2008, the bank accounts of Gafisa were frozen in the amount of R$ 10,583. Such legal measure was taken in view of the inclusion of Gafisa as defendant of a foreclosure as it was considered the successor of Cimob Companhia Imobiliária S.A. ("Cimob") and based on the understanding that Cimob's net assets were reduced with the incorporation of Gafisa. The Company appealed against such decision on the grounds that the claim lacks merit, in order to obtain the release of its funds and not to be held responsible for Cimob's debt. On October 30, 2008, the frozen funds were fully released for the Company. No provision was recognized in the quarterly information at September 30, 2008 based on the position of the Company's legal counsel.

From the total funds raised in the offering of the Company's shares in the New Market, R$ 27,797 classified in the "Other - Judicial deposits" account in noncurrent assets, was retained in a "restricted deposit" account pursuant to a court order. The Company is appealing against such decision on the grounds that the claim lacks merit. No provision was recognized in the quarterly information at September 30, 2008 based on the position of the Company's legal counsel.

(b) Obligations related to the completion of real estate developments

The Company undertakes to deliver real estate units to be built, in exchange for land acquired. The Company also undertakes to finish the units sold and abide by the laws that govern the civil construction industry, including obtaining licenses from the proper authorities.

Page: 33

13 Obligations for purchase of land and advances from customers

(a) Obligations for purchase of land

	Parent company		Consolidated

	9/30/2008	6/30/2008	9/30/2008	6/30/2008

Total obligation
Current	167,506	230,897	243,372	283,945
Noncurrent	127,042	132,915	200,794	179,088

	294,548	363,812	444,166	463,033

Acquisitions of new land were made for launching new developments by the Company, taking on commitments represented by credits and barters for future real estate venture units.

The consolidated noncurrent installments on September 30, 2008 mature in 2009 (R$ 28,915), 2010 (R$ 56,035), 2011 (R$ 52,600), 2012 and thereafter (R$ 63,244) in the consolidated.

(b) Advances from customers

	Parent company		Consolidated

	9/30/2008	6/30/2008	9/30/2008	6/30/2008

		Adjusted according to		Adjusted according to
		Note 3(u)		Note 3(u)
Total advances from customers
Development and services	27,739	18,662	90,363	72,125
Physical barter	158,133	158,133	169,658	169,658

	185,872	176,795	260,021	241,783

Based on the change in accounting practice described in Note 3 (u), adopted retroactively for all reported periods, lands acquired through barter transactions are stated at fair value, as provided for in the CPC guidelines (O) - 1, "Real Estate Development Entities".

Page: 34

14 Shareholders' Equity

(a) Capital

On September 30, 2008, the Company's capital amounted to R$ 1,229,518 (June 30, 2008 - R$ 1,221,971), represented by 133,087,518 (June 30, 2008 - 132,587,893) nominative common shares without par value, 3,124,972 (June 30, 2008 - 3,124,972) of which were treasury shares.

In March 2008, a capital increase of R$ 125, related to the stock option plan and the exercise of 10,800 common shares, was approved.

On April 4, 2008, the distribution of dividends for 2007 was approved in the total amount of R$ 26,981, paid to shareholders on April 29, 2008.

In September 2008, a capital increase of R$ 7,547, related to the stock option plan and the exercise of 499,625 common shares, was approved.

The changes in the number of shares are as follows:

	Thousand shares

		Preferred shares

	Common
	shares	Class A	Class F	Total

December 31, 2005	8,404	14,973	1,250	24,627

Conversion of preferred into common shares	16,223	(14,973)	(1,250)
Issuance of shares - Havertown	411	-	-	411
Stock split	50,075	-	-	50,075

Subtotal	75,113	-	-	75,113
Exercise of stock options	1,533	-	-	1,533
Public offering	26,724	-	-	26,724

December 31, 2006	103,370	-	-	103,370

Issuance of shares (Acquisition of AUSA)	6,359	-	-	6,359
Exercise of stock options	962	-	-	962
Public offering	18,761	-	-	18,761
December 31, 2007	129,452	-	-	129.452

Exercise of stock options	11	-	-	11
June 30, 2008	129,463	-	-	129,463

Exercise of stock options	500	-	-	500
September 30, 2008	129,963	-	-	129,963

Page: 35

(b) Stock option plan

A total of six stock option plans are offered by the Company. The first plan was launched in 2000 and is managed by a committee that periodically creates new stock option plans, determining their general terms, which, among other things, (i) defines the length of service that is required for employees to be eligible to the benefits of the plans, (ii) selects the employees that will be entitled to participate, and (iii) establishes the purchase prices of the preferred shares to be exercised under the plans.

To be eligible for the plans, participant employees are required to contribute with an amount equivalent to 10% of the value of total benefited options on the date the option is granted and, additionally, for each of the following five years, with an amount equivalent to 18% of the price of the grant per year. The price of the grant is adjusted according to the variation in the IGP-M, plus annual interest from 3% to 6%. The stock option may be exercised in one to three years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees over a period of ten years after their contribution.

The Company may decide to issue new shares or transfer the treasury shares to the employees in accordance with the clauses established in the plans. The Company has the preemptive right to refuse the purchase of the shares issued under the plans in the event of dismissals and retirement.

In such case, the amounts advanced are returned to the employees, in certain circumstances, in amounts that correspond to the greater of the market value of the shares (as established in the rules of the plans) or the amount paid plus monetary correction based on the variation in the IGP-M and annual interest from 3% to 6%.

In 2006, the Company issued a new stock option plan. The options were issued with a term of seven years and a vesting period of three years. The exercise price is adjusted by the IGP-M plus 3% to 6% per year. The stock option may be exercised three years subsequent to the vesting period and the stocks are usually available to employees over a period of ten years after their contribution.

In 2008, the Company issued a further stock option plan. In order to become eligible for the grant, employees are required to use from 25% to 80% of their annual net bonus in the exercise of the options within thirty days from the program date.

Page: 36

15 Deferred Income Tax and Social Contribution

	Parent company		Consolidated

	9/30/2008	6/30/2008	9/30/2008	6/30/2008

		Adjusted according to		Adjusted according to
		Note 3(u)		Note 3(u)
Assets
Temporary differences	30,001	34,448	35,697	40,029
Tax losses and social contribution tax loss carryforwards	12,378	13,857	12,378	13,857
Tax benefit arising from mergers of subsidiaries	7,005	7,784	7,005	7,784

	49,384	56,089	55,080	61,670

Liabilities
Differences between income taxed on the cash and accrual bases	68,373	63,717	90,618	87,140

The Company calculates its taxes based on the recognition of results proportionally to the receipt of the contracted sales, in accordance with the rules determined by the Federal Revenue Service (SRF) Instruction 84/79, which differs from the calculation of the accounting revenues based on the costs incurred versus estimated cost. The taxation will occur over an average period of two years, considering the term for the receipt of the sales and the completion of the corresponding construction.

On September 30, 2008, the Company had tax losses and social contribution tax loss carryforwards totaling R$ 80,989 (June 30, 2008 - R$ 83,956), with corresponding tax benefits of R$ 27,536 (June 30, 2008 - R$ 28,545). The net tax effect of the tax losses and social contribution tax loss carryforwards recorded as an asset in the Parent Company totals R$ 12,378 on September 30, 2008 (June 30, 2008 - R$ 13,857).

The Company did not record the deferred income tax asset on the tax losses and social contribution tax loss carryforwards of its subsidiaries which adopt the taxable income system and do not have a history of taxable income for the past three years.

Based on the projections of generation of future taxable income of the Parent Company, recovery of the deferred income tax and social contribution asset is estimated to take place over the following two years (2008 - R$ 6,530 and 2009 - R$ 29,225).

The projections of future taxable income consider estimates that are related, among other things, with the Company's performance and the behavior of the market in which it operates, as well as certain economic factors. The actual amounts could differ from these estimates.

Page: 37

We present below the reconciliation of the effective and nominal rate:

	Consolidated

	9/30/2008	6/30/2008

		Adjusted according to
		Note 3(u)
Income before income tax and social contribution and statutory
profit sharing	72,620	96,079
Income tax calculated at the standard rate - 34%	(24,691)	(32,667)
Net effect of subsidiaries taxed based on presumed profit	7,919	12,661
Tax losses offset	1,123	500
Other permanent differences	(237)	(158)

Income tax and social contribution expense	(15,885)	(19,664)

The reconciliation of the effective and nominal rate in the Parent Company mainly arises from the equity in results of investees.

16 Financial Instruments

The Company participates in operations involving financial instruments, all of which are recorded in the balance sheet, for the purposes of meeting its operating needs and reducing its exposure to credit, currency and interest rate risks. These risks are managed by control policies, specific strategies and determination of limits, as follows:

(a) Considerations on risks

(i) Credit risk

The Company restricts its exposure to credit risks associated with banks and financial investments, investing in first class financial institutions and with remuneration in short-term securities.

In regard to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. Additionally, there is no history of losses due to the existence of lines for the recovery of its products in the cases of default during the construction period.

On September 30, 2008, the Company's management did not deem necessary the recognition of a provision to cover losses on the recovery of receivables related to finished real estate. In the same period, there was no material concentration of credit risk associated with customers.

Page: 38

(ii) Currency risk

The Company participates in operations involving derivative financial instruments for the purposes of protecting itself against fluctuations in foreign exchange rates.

In the period ended September 30, 2008, the amount of R$ 13,597 related to the net positive result from the swap operations of currency and interest rates was recognized in "financial income (expenses)", allowing for the correlation between the effect of these operations with the fluctuation in foreign currencies in the Company's balance sheet.

The nominal value of the swap contracts is R$ 200,000 on September 30, 2008. The unrealized gains (losses) of these operations are recorded in the quarterly information as follows (per contract):

				Net unrealized gains (losses) from derivative instruments (accrual)		Market value (according to statement)		Effect in Result

Rate swap contracts
(US dollaro and yen	Nominal	Original
for CDI)	value	index	Swap	9/30/2008	6/30/2008	9/30/2008	6/30/2008	2008

Banco ABN Amro Real S.A.100,000		Yen + 1.4%105% CDI		4,501	(9,498)	3,719	(10,117)	5,043
Banco Votorantim S.A.	100,000	US Dollar + 7% 104% CDI		9,096	(10,324)	8,348	(9,488)	7,485

	200,000			13,597	(19,822)	12,067	(19,605)	12,528

The Company does not make sales denominated in foreign currency.

(iii) Interest rate risk

The interest rates on loans and financing are mentioned in Note 9. The interest rates contracted on financial investments are mentioned in Note 4. Accounts receivable from finished real estate, as mentioned in Note 5, are subject to interest of 12% a year, applied on a pro rata temporis basis.

Additionally, as mentioned in Notes 7 and 11, a significant portion of the balances maintained with related parties and the balances maintained with partners in the ventures are not subject to financial charges.

Page: 39

(b) Valuation of financial instruments

The main financial instruments receivable and payable are described below, as well as the criteria for their valuation:

(i) Cash and cash equivalents

The market value of these assets does not significantly differ from the amounts presented in the quarterly information (Note 4). The rates agreed reflect usual market conditions.

The financial investments are recorded based on effectively contracted remuneration rates as the Company intends to maintain these investments until they are redeemed.

(ii) Loans and financing and debentures

Financing is recorded based on the contractual interest rates of each operation.

For the calculation of their market value, interest rate estimates were used for contracting operations with similar terms and amounts. The terms and conditions of loans and financing and debentures obtained are presented in Notes 9 and 10. The fair value of these liabilities does not significantly differ from the amounts presented in the quarterly information.

17 Insurance

Gafisa S.A. and its subsidiaries maintain insurance policies against engineering risk, barter guarantee, guarantee for the completion of the work and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities.

18 Segment Information

The Company presents below an analysis of its history of profit and loss and selected information on assets per segment and other information related to each reported segment. This information is included in the internal database used by the management for reporting economic performance, and is provided to the CEO to make decisions, including those on the amount invested in each segment, and segment performance. The reporting of segment information does not separate operating expenses, total assets and depreciation. Revenue from individual customers does not represent more than 10% of net operating revenue.

Page: 40

	2008

				Bairro
	Gafisa S.A. (*)	AUSA	Fit Residencial	Novo	Total

Net operating revenue	873,376	176,061	80,785	19,657	1,149,879
Operating cost	(587,446)	(105,876)	(56,164)	(12,787)	(762,273)
Gross profit	285,930	70,185	24,621	6,870	387,606
Gross margin - %	32.7%	39.9%	30.5%	34.9%	33.7%

Net income (loss) for the period	124,197	25,014	(5,892)	(3,538)	139,781

Receivables from clients (short and long term)	1,380,281	156,796	68,881	789	1,606,747
Properties for sale	1,333,008	115,892	159,723	3,049	1,611,672
Other assets	1,269,631	50,168	59,433	9,146	1,388,378

Total assets	3,982,920	322,856	288,037	12,984	4,606,797

(*) Includes all subsidiaries, except Alphaville Urbanismo S.A., Fit Residencial and Bairro Novo.

Page: 41

19 Statement of Cash Flows

	Parent company		Consolidated

	3Q	3Q	3Q	3Q
OPERATING ACTIVITIES	9/30/2008	9/30/2007	9/30/2008	9/30/2007

		Adjusted according to Note 3(u)		Adjusted according to Note 3(u)
Net income	37,970	32,389	37,970	32,389
Expenses (income) not affecting cash and cash equivalents:
Depreciation and amortization	2,784	1,628	3,577	1,986
Permanent asset disposals	-	-	-	-
Equity in results of investees	(11,803)	(13,917)	-	-
Amortization of goodwill and negative goodwill	1,776	-	1,769	(345)
Unrealized interest and charges, net	44,870	7,571	51,278	(2)
Deferred taxes	11,400	5,251	10,071	6,744
Minority interest	-	-	9,714	10,538

Decrease (increase) in assets
Trade accounts receivables	17,916	(78,600)	(46,438)	(123,821)
Properties for sale	(103,783)	(62,025)	(214,594)	(111,888)
Other receivables	(206,207)	(73,958)	(39,639)	(4,347)
Deferred selling expenses	2,878	(1,892)	(10,416)	(3,877)
Prepaid expenses	(4,999)	8,887	(4,979)	5,317

Increase (decrease) in liabilities
Obligations for real estate developments	-	(2,355)	-	(1,543)
Obligations for purchase of land	(69,263)	34,631	(18,867)	72,472
Taxes and contributions	4,729	7,368	11,147	7,688
Tax, labor and other contingencies	1,521	(181)	1,888	(44)
Trade accounts payable	(14,136)	8,149	(14,785)	3,018
Advances from customers	9,078	(15,908)	18,236	(20,677)
Payroll, charges and provision for bonuses payable	(5,803)	5,983	(10,219)	8,788
Other accounts payable	72,759	29,868	(17,355)	(3,121)
Credit assignments payable	53	(520)	53	(520)
Income (expenses) from sales to appropriate		(15)	-	(416)

Cash used in operating activities	(208,260)	(107,646)	(231,589)	(121,661)

Investing activities

Purchase of property and equipment and intangible assets	(1,115)	(3,922)	(2,900)	(8,213)
Capital contribution in subsidiary companies	(25,078)	-	-	-
Acquisition of investments	-	(15,039)	-	136
Cash used in investing activities	(26,193)	(18,961)	(2,900)	(8,077)

Financing activities

Capital increase	7,547	52	7,547	52
Increase in loans and financing	246,877	2,490	303,037	23,458
Repayment of loans and financing	(40,781)	(18,104)	(61,322)	(18,104)
Assignment of credits receivable, net	280	408	552	408
Additional dividends paid for 2007	(10)	-	(10)	-

Net cash provided by (used in) financing activities	213,913	(15,154)	249,804	5,814

Net increase (decrease) in cash and cash equivalents	(20,540)	(141,761)	15,315	(123,924)

CASH AND CASH EQUIVALENTS

At the beginning of the period	582,461	464,652	775,009	496,016

At the end of the period	561,921	322,891	790,324	372,092

Net increase (decrease) in cash and cash equivalents	(20,540)	(141,761)	15,315	(123,924)

*     *     *

Page: 42

05.01 - COMMENT ON THE COMPANY'S PERFORMANCE DURING THE QUARTER

SEE 08.01 - COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER.

Page: 43

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2008	3 - 6/30/2008
1	Total Assets	4,606,797	4,283,036
1.01	Current Assets	3,326,633	3,108,600
1.01.01	Available funds	790,325	775,009
1.01.01.01	Cash and banks	36,478 ,	22,896
1.01.01.02	Financial Investments	740,250	752,113
1.01.01.03	Unrealized gains on derivative financial instruments, net	13,597	0
1.01.02	Credits	861,283	827,556
1.01.02.01	Trade accounts receivable	861,283	827,556
1.01.02.01.01	Receivables from clients of developments	816,823	792,682
1.01.02.01.02	Receivables from clients of construction and services rendered	44,391	34,874
1.01.02.01.03	Other Receivables	69	0
1.01.02.02	Sundry Credits	0	0
1.01.03	Inventory	1,443,812	1,310,114
1.01.03.01	Real estate for sale	1,443,812	1,310,114
1.01.04	Other	231,213	195,921
1.01.04.01	Deferred selling expenses	46,079	29,764
1.01.04.02	Prepaid expenses	17,892	12,912
1.01.04.03	Other receivables	167,242	153,245
1.02	Non-current Assets	1,280,164	1,174,436
1.02.01	Long-term Receivables	1,045,277	935,313
1.02.01.01	Sundry Credits	913,324	819,717
1.02.01.01.01	Receivables from clients of developments	745,464	732,753
1.02.01.01.02	Real estate for sale	167,860	86,964
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	131,953	115,596
1.02.01.03.01	Deferred income tax and social contribution	55,080	61,670
1.02.01.03.02	Other receivables	27,580	20,229
1.02.01.03.03	Court deposits	38,380	27,797
1.02.01.03.04	Dividends receivable	0	0
1.02.01.03.05	Deferred selling expenses	10,913	5,900
1.02.02	Permanent Assets	234,887	239,123
1.02.02.01	Investments	202,674	206,232
1.02.02.01.01	Interest in associated companies	0	0
1.02.02.01.02	Interest in associated companies - Goodwill	0	0
1.02.02.01.03	Interest in Subsidiaries	3,040	3,025
1.02.02.01.04	Interest in Subsidiaries - Goodwill	199,634	203,207
1.02.02.01.05 Other Investments		0	0
1.02.02.02	Property, plant and equipment	18,775	18,603

Page: 44

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2008	3 - 6/30/2008
1.02.02.03	Intangible assets	5,023	5,225
1.02.02.04	Deferred charges	8,415	9,063

Page: 45

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2008	3 - 6/30/2008
2	Total Liabilities and shareholders' equity	4,606,797	4283,036
2.01	Current Liabilities	1,109,502	1,012,389
2.01.01	Loans and Financing	280,728	122,555
2.01.02	Debêntures	16,190	14,229
2.01.03	Suppliers	107,668	122,452
2.01.04	Taxes, charges and contributions	102,115	90,989
2.01.04.01	PIS Contribution	21,231	17,571
2.01.04.02	COFINS Contribution	60,867	51,261
2.01.04.03	Installment payment of PIS and COFINS	3,392	3,440
2.01.04.04	Other taxes and contributions payable	16,625	18,717
2.01.05	Dividends Payable	0	10
2.01.06	Provisions	2,856	1,335
2.01.06.01	Provision for Contingencies	2,856	1,335
2.01.07	Accounts payable to related parties	0	0
2.01.08	Other	599,945	660,819
2.01.08.01	Obligations for real estate development	0	0
2.01.08.02	Obligations for purchase of real estate	243,372	283,945
2.01.08.03	Payroll, profit sharing and related charges	24,277	34,496
2.01.08.04	Advances from customers - development and services	260,021	241,783
2.01.08.05	Other liabilities	72,275	100,595
2.02	Non-current Liabilities	1,754,588	1,583,171
2.02.01	Long-term Liabilities	1,729,788	1,556,582
2.02.01.01	Loans and Financing	590,229	457,371
2.02.01.02	Debentures	490,000	490,000
2.02.01.03	Provisions	17,187	16,820
2.02.01.03.01	Provision for Contingencies	17,187	16,820
2.02.01.04	Accounts payable to related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	632,372	592,391
2.02.01.06.01	Real estate development obligations	0	0
2.02.01.06.02	Obligations for purchase of real estate	200,794	179,088
2.02.01.06.03	Result from sales of real estate to appropriate	0	0
2.02.01.06.04	Deferred income tax and social contribution	90,618	87140
2.02.01.06.05	Other liabilities	340,960	326,163
2.02.02	Deferred income	24,800	26,589
2.03	Minority Interests	54,111	44,397
2.04	Shareholders' equity	1,688,596	1,643,079
2.04.01	Paid-in capital stock	1,211,468	1,203,921
2.04.01.01	Capital Stock	1,229,518	1,221,971
2.04.01.02	Treasury shares	(18,050)	(18,050)
2.04.02	Capital Reserves	167,276	167,276

Page: 46

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2008	3 - 6/30/2008
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiaries/Associated Companies	0	0
2.04.04	Revenue reserves	170,071	170,071
2.04.04.01	Legal	15,585	15,585
2.04.04.02	Statutory	80,892	80,892
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retained earnings	63,214	63,214
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other revenue reserves	10,380	10,380
2.04.05	Retained earnings/accumulated losses	139,781	101,811
2.04.06	Advances for future capital increase	0	0

Page: 47

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 -7/1/2008 to 9/30/2008	4 - 1/1/2008 to 9/30/2008	5 -7/1/2007 to 9/30/2007	6 - 1/1/2007 to 9/30/2007
3.01	Gross Sales and/or Services	388,769	1,194,651	325,628	851,464
3.01.01	Real estate development and sales	385,562	1,181,450	314,214	831,109
3.01.02	Construction services rendered	3,207	13,201	11,414	20,355
3.02	Gross Sales Deductions	(15,137)	(44,772)	(12,409)	(37,384)
3.02.01	Taxes on sale and services	(13,593)	(39,777)	(13,009)	(33,575)
3.02.02	Brokerage fee on sales	(1,184)	(4,995)	600	(3,809)
3.03	Net Sales and/or Services	373,632	1,149,879	313,219	814,080
3.04	Cost of Sales and/or Services	(242,839)	(762,273)	(219,038)	(568,804)
3.04.01	Cost of Real estate development	(242,839)	(762,273)	(219,038)	(568,804)
3.05	Gross Profit	130,793	387,606	94,181	245,276
3.06	Operating Expenses/Income	(58,173)	(159,799)	(49,724)	(174,403)
3.06.01	Selling Expenses	(40,055)	(98,913)	(18,941)	(48,277)
3.06.02	General and Administrative	(24,800)	(88,618)	(27,613)	(72,773)
3.06.02.01	Profit sharing	2,882	0	(5,348)	(12,278)
3.06.02.02	Other Administrative Expenses	(27,682)	(88,618)	(22,265)	(60,495)
3.06.03	Financial	14,743	41,372	(3,416)	(15,047)
3.06.03.01	Financial income	20,928	64,389	11,543	35,260
3.06.03.02	Financial Expenses	(6,185)	(23,017)	(14,959)	(50,307)
3.06.04	Other operating income	0	0	2,199	4,695
3.06.05	Other operating expenses	(8,061)	(13,640)	(1,986)	(42,738)
3.06.05.01	Depreciation and Amortization	(5,346)	(8,719)	(1,986)	(12,564)
3.06.05.02	Extraordinary Expenses	0	0	0	(30,174)
3.06.05.03	Other Operating expenses	(2,715)	(4,921)	33	0
3.06.06	Earnings (losses) on equity of investees	0	0	33	(263)
3.07	Total operating profit	72,620	227,807	44,457	70,873
3.08	Total non-operating (income) expenses, net	0	0	0	0
3.08.01	Income	0	0	0	0

Page: 48

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 -7/1/2008 to 9/30/2008	4 - 1/1/2008 to 9/30/2008	5 -7/1/2007 to 9/30/2007	6 - 1/1/2007 to 9/30/2007
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes/profit sharing	72,620	227,807	44,457	70,873
3.10	Provision for income tax and social contribution	(5,814)	(14,453)	(1,987)	(5,352)
3.11	Deferred Income Tax	(10,071)	(33,561)	(6,744)	(2,592)
3.12	Statutory Profit Sharing/Contributions	1,120	0	(560)	(1,680)
3.12.01	Profit Sharing	1,120	0	(560)	(1,680)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders' Equity	0	0	0	0
3.14	Minority Interest	(19,885)	(40,012)	(2,777)	(6,221)
3.15	Net income for the Period	37,970	139,781	32,389	55,028
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	129,963	129,963	129,260	129,260
	EARNINGS PER SHARE (Reais)	0.29216	1.07554	0.25057	0.42572
	LOSS PER SHARE (Reais)

Page: 49

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited
Corporate Legislation
September 30, 2008

01610-1 GAFISA S/A	01.545.826/0001/07

08.01 - COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Gafisa Reports Strong Third Quarter Results

Profitability Driven by Enhanced Scale and Improved Operating Leverage
Project Launches Increase 79% to R$762 million; Pre-Sales Grow 37% to R$504 million
Low-Income Segment Leadership through Merger of Fit Residencial with Construtora Tenda

São Paulo, November 5, 2008 - Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil's leading diversified national homebuilder, today reported financial results for the third quarter ended September 30, 2008. The financial statements were prepared and presented in accordance with Brazilian GAAP and in Brazilian Reais (R$). Only financial data derived from the Company's accounting system were subject to review by the Company's auditors. Operating and financial information not directly linked to the accounting system (i.e., launches, pre-sales, average sales price, land bank, PSV and others) or non-BR GAAP measures were not reviewed by the auditors. Additionally, financial statements and operating information consolidate the numbers for Gafisa and its subsidiaries, and refer to Gafisa's stake (or participation) in its developments.

Chief Executive Officer Wilson Amaral remarked, ?In spite of recent economic turbulence, Gafisa is well-positioned to capitalize on future development opportunities in the growing Brazilian residential market. The company's strong reputation, record of execution and prudent credit practices has enabled us to access and maintain reliable credit lines. We have a total of R$3.5 billion in construction finance lines of credit provided by all of the major banks in Brazil. At this time we have R$1.6 billion in signed contracts and R$1.2 billion in contracts in process, giving us additional availability of R$682 million. Our access to credit coupled with over R$790 million in cash and another R$250 million in receivables of completed units available for securitization, puts us in an excellent position to reach our targeted launch and pre-sales guidance based on current consumer demand. Gafisa's presence in all major national markets and all market segments gives us the agility to move forward strategically in the regions where demand is greatest. Our recently strengthened position in the faster-growing low income segment as a result of the merger of Fit Residencial with Construtora Tenda is worth noting. Fit performed well in the third quarter and we expect even more from the newly consolidated company, which will focus exclusively on low income segment housing throughout the country."

Operating & Financial Highlights
Consolidated launches totaled R$762 million in the quarter, an increase of 79% compared to the third quarter of 2007. Launches in the first nine months of 2008 increased 91% to R$2,293 million.

Pre-sales from current launches and inventory reached R$504 million in the third quarter, a 37% increase over 3Q07. In the first nine months of 2008, pre-sales reached R$1,560 million, a 62% increase as compared with the same period of 2007.

Net operating revenues, recognized by the Percentage of Completion (?PoC") method, rose 19% to R$374 million from R$313 million in 3Q07.

3Q08 EBITDA reached R$64 million (17.2% EBITDA margin), a 40% increase compared to 3Q07 adjusted EBITDA of R$46 million (14.4% EBITDA margin).
IR Contact
Julia Freitas Forbes
Email: ri@gafisa.com.br
IR Website:
www.gafisa.com.br/ir

3Q08 Earnings Results Conference Call
Thursday, November 6, 2008
> In English
9AM EST
12PM Brasília Time
US: 1 800 860-2442
Other Countries: +1 412 858-4600
Code: Gafisa
> In Portuguese
7AM EST
10AM Brasília Time
Phone: +55 11 2188-0188
Code: Gafisa

Page: 50

 Net income was R$38 million for the quarter (10.2% net margin), a 5% increase when compared to net income of R$36 million in 3Q07 (11.6%) adjusted for capitalized interest. 3Q08 EPS were R$0.29, a 4% increase compared to EPS of R$0.28 in Q307.
 The backlog of results, net of sales tax, to be recognized under the PoC method reached R$711 million, a 69% increase over 3Q07.
Gafisa's land bank totaled R$13.1 billion at 3Q08, representing a 48% increase over 3Q07 and no material change over the previous quarter.
Cash and cash equivalents totaled R$790 million at the end of the quarter, in addition to R$250 million in receivables of completed units available for securitization.
98% of Tenda shareholders present at the general meeting approved the merger of Fit Residencial and Tenda. The transaction provides Gafisa with 60% of the shares of Tenda and consolidates its position as a leading lower income homebuilder.
Moody's assigned a Ba2 corporate rating and a As3.br local scale rating.

Note: 2007 income statement numbers adjusted for capitalized interest. 1Q08, 2Q08 and 2007 adjusted to include land swaps.

Page: 51

CEO Commentary and Corporate Highlights for 3Q 2008

As we near the end of 2008, I am pleased to report that our efforts to establish strategic business units to serve the diverse and growing housing needs of the Brazilian population is resulting in strong operational and financial results for the Company. Our fundamentals are sound and at this time we continue to expect to deliver upon our previously announced guidance for launches and EBITDA margin for the full year of 2008. We have put in place the best organization, with the merger of Fit and Tenda, to drive our future growth in the lower income sector in Brazil. With all four of Gafisa's housing segments contributing to our financial performance, we are now seeing strong improvements across the board, especially in our operating margins.

Over the last two years Gafisa has made several strategic acquisitions. Alphaville provides a unique product offering for higher income consumers through a well-known and highly-respected brand throughout Brazil and Tenda positions Gafisa as a leading provider of lower-end housing with a company that has the strongest balance sheet in the segment to serve the unmet housing demands of this growing socioeconomic group in Brazil. AlphaVille and Tenda now form key parts of Gafisa's growth strategy and represent the kind of quality assets that we will continue to pursue in the future.

We have begun to see a more cautious approach to home purchase decision-making. This has been reflected in a slowing of our sales speeds during the third quarter, particularly in the higher-end segments. With our highly diversified range of products and geographies combined with our newly enhanced presence in the lower income segments, we have a distinct competitive advantage that will help us continue to grow even under challenging conditions. We will keep a close eye on this situation and, if needed, adjust our launch schedule to match prevailing consumer demand.

Brazil saw a dislocation in several of its markets over the last month, including in equities, credit and foreign exchange. However, it appears that the banking system is, on average, well-capitalized. Eight banks in Brazil concentrate 85% of total bank sector assets and 82% of bank credits in Brazil. And, with the implementation of MP 443, an Act with the force of law, swift action has been taken to provide flexibility to the central government to act quickly and provide stability to the financial system if and when it is needed. Yet, over the last few months some of the smaller banks have seen liquidity problems as the larger banks have cut back on their lending to those entities. As a result, access to corporate debt and working capital for many in our sector has dried up. Fortunately, Gafisa is not in this position as we have long-standing relationships with some of Brazil's largest banks with sufficient credit lines for our development projects already approved. We have a substantial portion of our financing needs underway in addition to R$250 million in receivables of completed units available for securitization and more than $790 million in cash and cash equivalents to assurer our capacity to deliver, we are confident that we have the financial capacity to meet our goals.

In general, we expect that working capital financing for the real estate sector will loosen, as just last Thursday evening the government announced the availability of an additional R$10 billion for financing of up to 20% of each development, at a rate of TR+10% to TR+11%. These funds come from the 65% lending requirement of savings deposits to the sector which were previously restricted to construction or mortgage financing.

On the mortgage availability side, savings as a source of funding still continues to grow, albeit at a slower pace. As of September savings accounts grew to R$205 billion, an increase of 19% over the previous year's balance, while mortgages in the first nine months of 2008 grew by 89% to R$22.8 billion as compared to 2007.

Finally, we were pleased to report at the end of October that our strategic investor, Equity International (?EI") increased its stake in the Company to 18.7% through the purchase of 3.3 million ADRs (6.6 million common shares.) We enjoy a strong working relationship with the EI team and have benefited from their sage advice time after time. We believe their increased share holding is a strong vote of confidence in our performance to date as well as for the Company's prospects for the future.

Wilson Amaral
CEO - Gafisa S.A.

Page: 52

Recent Developments

Leadership in Low Income Segment Enhanced:

On October 21, the merger of Fit Residencial and Construtora Tenda S.A. (?Tenda", Bovespa: TEND3) was approved by 98% of Tenda shareholders present at a general meeting, strengthening Gafisa and Tenda's leadership in the low income homebuilding segment. Gafisa now holds 60% of the total capital and voting shares and HPJO Participações S.A. (?HPJO"), the former control group, now holds 20% of the shares, which will continue to trade as a separate company on the Novo Mercado of the São Paulo Stock Exchange (Bovespa).

Gafisa invested R$438 million in Fit prior to its incorporation into Tenda. With the conclusion of the transaction, Tenda will have the strongest balance sheet among dedicated lower income homebuilders, with over R$1 billion in equity.

Tenda now has an expanded coverage of the low income segment to focus on the population that earns 4 to 20 times the Brazilian minimum wage. The larger range of product offerings will include both high- and low-rise properties and will be offered on a broader geographic scale.

A new Board of Directors was elected for Tenda consisting of five members proposed by Gafisa and two members proposed by HPJO. On an interim basis, Wilson Amaral, CEO of Gafisa, shall serve as CEO of Tenda and Alceu Duilio Calciolari, CFO of Gafisa shall serve as CFO of Tenda. A new CEO and CFO are expected to be announced in the coming months.

Strategic Investor Increases Participation:

On October 20, Gafisa announced that Equity International (?EI"), the privately held investment company focused on real estate-related businesses operating outside the United States and co-founded by Sam Zell and Gary Garrabrant, had acquired an additional 3.3 million Gafisa ADRs representing 6.6 million shares. The new stake brings EI ownership of Gafisa outstanding shares up to 18.7% from 13.7% . A long-standing strategic investor in Gafisa, EI hold two seats on the Board of the Company and is a member of the investment committee.

Strengthens Accounting Practices:

In addition to land acquired through financial swaps, Gafisa now accounts for land acquired through product swaps, which previously did not flow through its financial statements. This has increased our revenue and cost recognition. In a financial swap, we pay the landowner a portion of the revenue stream of the project, while in a product swap, we only pay the landowner with completed units at the end of the project. Prior to this quarter, product swaps were off-balance sheet items. To increase transparency, Gafisa now will run the value of product swaps through the income statement which will impact both revenues and COGS, increasing gross profit.

SAP and SOX implementation:

The implementation of the SAP management information system is on track and will serve as an important tool in managing the company's operations as it continues to grow and offer diversified housing products as well as fulfills its requirements under Sarbanes-Oxley (?SOX"). In October 2008 we began the SOX certification testing period.

Moody's Ba2/Aa3.br Rating:

On August 13 Gafisa received a Ba2 corporate rating and an Aa3.br local scale corporate rating from Moody's. According to Moody's, the rating reflects Gafisa's strong market share position, diversification in terms of product portfolio and geographic location of operations, as well as strategic land bank to support continued future growth. This adds to a Fitch rating of A(bra) and Standard & Poor's rating of BrA.

Page: 53

Operating and Financial Highlights (R$000)	3Q08	3Q07(1)(2)	Change	9M08(2)	9M07(1)(2)	Change
Project Launches (% Gafisa)	762,449	425,727	79%	2,293,032	1,199,546	91%
Project Launches (100%)	1,062,153	616,171	72%	3,255,243	1,640,278	98%
Project Launches (Units) (100%)	4,376	2,918	50%	13,914	7,479	86%
Project Launches (Units) (% Gafisa)	3,575	2,766	29%	9,875	6,240	58%
Pre-Sales (% Gafisa)	503,722	366,912	37%	1,559,656	964,193	62%
Pre-Sales from Current Year Launches (% Gafisa)	333,221	270,512	23%	869,198	570,033	52%
Pre-Sales from Inventory at End of Prior Year (% Gafisa)	170,501	96,400	77%	690,458	394,150	75%
Pre-Sales (100%)	606,881	503,053	21%	2,020,332	1,248,577	62%
Pre-Sales (Units) (100%)	2,974	1,962	52%	9,162	4,954	85%
Pre-Sales (Units) (% Gafisa)	2,704	1,870	45%	7,166	4,254	68%
Average Sales Price (R$/sq m) (100% exc. lots)	2,477	3,028	(18%)	2,787	2,876	(3%)

Net Operating Revenues	373,632	313,219	19%	1,149,879	814,080	41%
Gross Profits	130,793	90,898	44%	387,606	239,960	64%
Gross Margin	35.0%	29.0%	599 bps	33.7%	29.1%	460 bps
EBITDA	64,343	46,016	40%	195,154	118,662	64%
EBITDA Margin	17.2%	14.7%	253 bps	17.0%	14.6%	240 bps
Extraordinary Expenses (3)	-	-	-	-	30,174	-
Net Income	37,970	36,336	5%	139,781	65,028	115%
Net Margin	10.2%	11.6%	(144 bps)	12.2%	8.0%	417 bps
Earnings per Share	0.29	0.28	4%	1.08	0.53	105%
Average number of shares, basic	129,849,047	129,258,353	0%	129,591,117	123,713,380	5%

Backlog of Revenues	2,045	1,209	69%
Backlog of Results (4)	711	421	69%
Backlog Margin (4)	34.7%	34.8%	(23 bps)

Net Debt and Obligation to Investors (Cash)	886,822	4,455	19,806%
Cash	790,325	372,092	112%
Shareholders' Equity	1,688,596	1,497,862	13%
Total Assets	4,606,797	2,561,463	80%

(1) 2007 financial results are adjusted for capitalized interest here, see Table 13. 9M07 also adjusted for Extraordinary Expenses.
(2) 1Q08, 2Q08 and 2007 adjusted to include land swaps.
(3) NYSE follow-on offering.
(4) Backlog of results net of sales tax of 3.65% .

Page: 54

Launches

The total number of units launched by Gafisa increased by 29%, to 3,575 in the third quarter as compared to 3Q07. Potential sales value grew by 79% to R$762.4 million with 44% of launches in new markets outside of the states of São Paulo and Rio de Janeiro. The Gafisa segment accounted for 65% of launches. Fit launched R$186 million to reach R$470 million in 2008, including its first two launches in the state of Rio de Janeiro. Bairro Novo launched its second project in Camaçari, Bahia (Northeast region).

The tables below detail new projects launched in the third quarter and the first nine months of 2007 and 2008:

Table 1 - Launches per Company (Gafisa %)		3Q08	3Q07	3Q08 x 3Q07	9M08	9M07	9M08 x 9M07
Gafisa	PSV (R$ 000) (Company %)	499,616	298,554	67%	1,585,950	1,020,382	55%
	Units (Company %)	1,121	991	13%	4,234	3,955	7%
	R$ 000/Unit	446	301	48%	375	258	45%
	R$/m²	3,459	2,839	22%	3,350	2,631	27%
	Area (m²)	144,442	105,167	37%	473,435	387,770	22%

AlphaVille	PSV (R$ 000) (Company %)	50,937	82,185	(38%)	211,335	117,203	80%
	Units (Company %)	286	950	(70%)	1,382	1,276	8%
	R$ 000/Unit	178	87	106%	153	92	66%
	R$/m²	303	132	129%	227	152	49%
	Area (m²)	168,109	622,155	(73%)	993,002	772,184	21%

Fit	PSV (R$ 000) (Company %)	186,585	44,988	315%	470,435	61,962	659%
Residencial	Units (Company %)	1,518	475	220%	3,609	658	448%
	R$ 000/Unit	123	95	30%	130	94	38%
	R$/m²	2,015	1,773	14%	2,140	1,803	19%
	Area (m²)	92,598	25,368	265%	219,822	34,367	540%

Bairro Novo	PSV (R$ 000) (Company %)	25,311	-	-	25,311	-	-
	Units (Company %)	325	-	-	325	-	-
	R$ 000/Unit	78	-	-	78	-	-
	R$/m²	-	-	-	-	-	-
	Area (m²)	233,507	-	-	233,507	-	-

Total	PSV (R$ 000) (Company %)	762,449	425,727	79%	2,293,032	1,199,546	91%
	Units (Company %)	3,575	2,766	29%	9,550	5,889	62%
	Area (m²)	599,035	752,690	(20%)	1,859,766	1,194,321	56%

R$ 000

Table 2 - Launches per Region (Gafisa %)		3Q08	3Q07	3Q08 x 3Q07	9M08	9M07	9M08 x 9M07
Gafisa	São Paulo	185,208	143,634	29%	637,489	473,583	35%
	Rio de Janeiro	137,016	35,576	285%	330,900	276,247	20%
	New Markets	177,392	119,345	49%	617,560	270,552	128%
	Total Gafisa	499,616	298,554	67%	1,585,950	1,020,382	55%

AlphaVille	São Paulo	-	7,312	-	-	7,312	-
	Rio de Janeiro	-	51,737	-	29,343	51,737	(43%)
	New Markets	50,937	23,136	120%	181,992	58,154	213%
	Total AlphaVille	50,937	82,185	(38%)	211,335	117,203	80%

Fit	São Paulo	-	-	-	69,464	16,974	309%
Residencial	Rio de Janeiro	106,265	-	-	106,265	-	-
	New Markets	80,321	44,988	79%	294,707	44,988	555%
	Total Fit	186,585	44,988	315%	470,436	61,962	659%

Bairro Novo	New Markets	25,311	-	-	25,311	-	-

Total	São Paulo	185,208	150,946	23%	706,954	497,869	42%
	Rio de Janeiro	243,281	87,312	179%	466,508	327,984	42%
	New Markets	333,960	187,469	78%	1,119,570	373,693	200%

Total		762,449	425,727	79%	2,293,032	1,199,546	91%

Page: 55

Pre-Sales

Pre-sales contracts in the quarter increased 37% to R$504 million as compared to the third quarter of 2007 and reached 66% of new launches. Consistent with the company's strategy of geographic diversification, pre-sales in new markets more than doubled to R$250 million as compared to the previous years' third quarter.

The tables below set forth a breakdown of sales for the third quarter and the first nine months of 2007 and 2008:

Table 3 - Pre-Sales per Company (Gafisa %)		3Q08	3Q07	3Q08 x 3Q07	9M08	9M07	9M08 x9M07
Gafisa	PSV (R$ 000)	310,480	285,401	9%	1,045,228	829,301	26%
	Units	1,097	924	19%	2,961	2,900	2%
	R$ 000/Unit	283	309	(8%)	353	286	23%
	R$/m²	2,739	2,996	(9%)	3,191	2,800	14%
	Area m²	113,370	95,266	19%	327,602	296,138	11%

AlphaVille	PSV (R$ 000)	52,587	76,442	(31%)	184,484	119,111	55%
	Units	364	908	(60%)	1,001	1,197	(16%)
	R$ 000/Unit	144	84	72%	184	100	85%
	R$/m²	265	95	181%	322	123	162%
	Area m²	198,299	808,608	(75%)	572,799	969,736	(41%)

Fit	PSV (R$ 000)	123,554	5,069	2337%	302,437	15,782	1816%
	Units	993	38	2514%	2,818	157	1695%
	R$ 000/Unit	124	133	(7%)	107	101	7%
	R$/m²	2,200	2,727	(19%)	2,060	2,027	2%
	Area m²	56,161	1,859	2922%	146,814	7,786	1786%

Bairro Novo(1)	PSV (R$ 000)	17,100	-	-	27,507	-	-
	Units	249	-	-	386	-	-
	R$ 000/Unit	69	-	-	71	-	-
	R$/m²	1.355	-	-	1.446	-	-
	Area m²	12,616	-	-	19,017	-	-

Total	PSV (R$ 000)	503,722	366,912	37%	1,559,656	964,193	62%
	Units	2,704	1,870	45%	7,166	4,254	68%
	Area m²	380,447	905,733	(58%)	1,066,232	1,273,660	(16%)

R$ 000

Table 4 - Pre-Sales per Region (Gafisa %)		3Q08	3Q07	3Q08 x 3Q07	9M08	9M07	9M08x 9M07
Gafisa	São Paulo	135,168	169,590	(20%)	455,207	443,043	3%
	Rio de Janeiro	57,618	42,526	35%	250,909	211,009	19%
	New Markets	117,694	73,284	61%	339,112	175,248	94%
	Total Gafisa	310,480	285,401	9%	1,045,228	829,301	26%

AlphaVille	São Paulo	954	7,312	(87%)	6,562	9,036	(27%)
	Rio de Janeiro	4,978	24,316	(80%)	10,200	24,316	(58%)
	New Markets	46,655	44,814	4%	167,722	85,759	96%
	Total AlphaVille	52,587	76,442	(31%)	184,484	119,111	55%

Fit	São Paulo	50,672	3,395	1,393%	136,391	12,900	957%
	Rio de Janeiro	1,769	-	-	1,769	-	-
	New Markets	71,113	1,674	4,148%	164,277	2,882	5,600%
	Total Fit	123,554	5,069	2,337%	302,437	15,782	1,816%

Bairro Novo (1)	São Paulo	2,194	-	-	12,600	-	-
	New Markets	14,907	-	-	14,907	-	-
	Total Bairro Novo	17,100	-	-	27,507	-	-

Total	São Paulo	188,988	180,297	5%	610,761	464,979	31%
	Rio de Janeiro	64,365	66,843	(4%)	262,879	235,326	12%
	New Markets	250,369	119,772	109%	686,017	263,889	160%

Total		503,722	366,912	37%	1,559,657	964,194	62%

(1) Bairro Novo figures presented in this report correspond to Gafisa' stake of 50% in the company

Page: 56

Sales Velocity

Sales velocity during the third quarter of 2008 was a total of 18% for the Company. The low income segments showed the highest speeds at 24% for Fit and 42% for Bairro Novo. We have begun to see a more cautious approach to home purchase decision-making, which was reflected in a slowing of our sales speeds during the third quarter, particularly in the higher-end segments. We will keep a close eye on this situation and, if needed, adjust our launch schedule to match prevailing consumer demand.

Sales velocity is calculated as follows:

3Q08 Pre-Sales

Inventory End 2Q08 + 3Q08 Launches

Table 5 - 3Q08 Sales Velocity

	2Q08	3Q08		3Q08	VSO
	Inventory (a)	Launches (b)	(a)+(b)	Pre-Sales
Gafisa	1,520,990	499,616	2,020,605	310,480	15%
AlphaVille	227,070	50,937	278,007	52,587	19%
Fit	330,889	186,585	517,474	123,554	24%
Bairro Novo	14,947	25,311	40,258	17,100	42%
Total Gafisa	2,093,895	762,449	2,856,344	503,722	18%

Table 6 - Sales from 2007 Inventory and 2008 Launches

	Launches (Co %)		Sales / Launches	Sales	Sales
		Sales		from 2008	from 2007
				Launches	Inventory
1Q08	577,888	502,260	87%	203,621	298,639
2Q08	952,693	553,674	58%	332,356	221,318
3Q08	762,449	503,722	66%	333,221	170,501

9M08	2,293,032	1,559,656	68%	869,198	690,458

Completed Projects

In this quarter, Gafisa completed five projects totaling 820 units. Fit completed its first development, Fit Jaçanã in São Paulo, 98% sold. The Gafisa segment completed four projects targeted at the mid to mid-high income segments in São Paulo and Rio de Janeiro.

The tables below list our products completed during the third quarter of 2008:

Table 7 - 3Q08 Completed Projects

			Launch Date			Area sq m	Units Co %	Company Stake	PSV
	Development	Date		Segment	Location				Co %
									R$ 000
Gafisa	Blue Land Bloco 1	Jul-08	Jun-06	MHI	Rio de Janeiro - RJ	9,169	120	100%	29,528
Gafisa	Sunplaza	Aug-08	Mar-06	MID	Rio de Janeiro - RJ	6,328	226	100%	32,709
Gafisa	Olimpic	Jul-08	Dec-05	MHI	São Paulo - SP	21,851	213	100%	51,638
Gafisa	Palm D'Or	Jul-08	Dec-05	MHI	São Paulo - SP	8,493	77	100%	27,314
Gafisa	Total					45,840	636	100%	141,189

Fit	Fit Jaçanã	Sep-08	Mar-07	MLOW	São Paulo - SP	11,157	184	100%	16,974

Total						56,996	820	100%	158,163

Page: 57

Table 8 - 9M08 Completed Projects per Company

		Area sq m	Units Co %	Company Stake	PSV
					Co %
					R$ 000
1Q08	Gafisa	204,844	635	97%	104,495

2Q08	Gafisa	49,163	271	100%	166,836
2Q08	AlphaVille	999,002	909	64%	57,394
2Q08	Total	1,048,165	1180		224,230

3Q08	Gafisa	45,840	636	100%	141,189
3Q08	Fit	11,157	184	100%	16,974
3Q08	Total	56,996	820		158,163

9M08		1,310,005	2,635		486,888

Gafisa, AlphaVille, Fit, Bairro Novo Revenue Contribution

The lower income businesses, Fit, which launched its first development in March 2007 and Bairro Novo, which launched in December 2007 have continued to increase their share of contribution to pre-sales and revenues based on the Percentage of Completion (?PoC") accounting method.

Table 9 - Revenues over Launches and Pre-Sales per Line

9M08	Gafisa	AlphaVille	Fit	Bairro Novo	Total
Launches	1,585,950	211,335	470,435	25,311	2,293,032
Pre-Sales	1,045,228	184,484	302,437	27,507	1,559,656
Revenues	873,376	176,061	80,785	19,657	1,149,879
Launches Share	69%	9%	21%	1%	100%
Pre-Sales Share	67%	12%	19%	2%	100%
Revenue Share	76%	15%	7%	2%	100%

Revenues/ Launches	55%	83%	17%	78%	50%
Revenues/ Pre-Sales	84%	95%	27%	71%	74%

Land Reserves

Our land bank reached approximately R$13.1 billion, composed of 220 different sites in 66 cities in 21 states, totaling 7.3 million square meters, equivalent to 68,506 units. This ensures our ability to continue to grow launches and sales over the near term.

Just under three quarters of our land bank were acquired through swaps, in those cases we do not pay any cash for the right to use the land in the future. In a financial swap, we pay the landowner a portion of the revenue stream of the project, in a product swap, we only pay the landowner with completed units at the end of the project.

In accordance with our land bank diversification strategy, at the end of the quarter 43% of the consolidated land bank was outside of the Rio de Janeiro and São Paulo states. This gives the company added flexibility in developing properties in areas that will generate the highest returns at different points in time. In the third quarter, Gafisa launched projects in 13 different states.

Page: 58

The table below shows a detailed breakdown of our current land bank:

Table 10 - Land Bank per Region		Future Sales R$000 %Gafisa	% Swap (1)	Usable Area sqm 000 % Gafisa	Potential Units (% Gafisa)	Potential Units (100%)
Gafisa	São Paulo	3,764	32%	1,391	9,397	9,875
	Rio de Janeiro	1,148	19%	544	3,090	3,247
	New Markets	2,841	76%	1,663	9,695	13,301

	Total Gafisa	7,754	47%	3,598	22,182	26,422

AlphaVille	São Paulo	1,077	100%	841	7,087	16,879
	Rio de Janeiro	108	100%	66	418	755
	New Markets	1,728	99%	1,401	8,859	15,319

	Total AlphaVille	2,914	99%	2,308	16,365	32,953

Fit Residencial	São Paulo	1,118	16%	571	12,638	10,330
	New Markets	515	7%	228	5,158	3,557

	Total Fit	1,633	16%	799	17,796	13,887

Bairro Novo	São Paulo	48	0%	31	690	1,380
	Rio de Janeiro	230	81%	197	3,746	7,492
	New Markets	524	92%	376	7,727	15,454

	Total Bairro Novo	802	82%	604	12,163	24,326

Total		13,103	73%	7,309	68,506	97,588

(1) % Swap refers to the swap portion over total land costs.

Table 11 - Financial Swaps and Product Swaps

	Swap	Financial	Product
		Swap	Swap
Gafisa	47%	6%	94%
AlphaVille	99%	100%	0%
Fit Residencial	16%	12%	88%
Bairro Novo	82%	100%	0%

Land Swaps

This quarter we began to account for land acquired through product swaps in our income statement, targeting best accounting practices. Previously, product swaps did not flow through our income statements while we did account for financial swaps.

The table below shows the effect of land swap accounting since 2007:

Table 12 - Land for Product Swap Effect (R$ 000)

	9M08	3Q08	2Q08	1Q08	2007	4Q07	3Q07	2Q07	1Q07
Swap Effect on Gross Revenues	27,175	5,313	9,008	12,855	20,088	4,872	4,841	6,267	4,108
Swap Effect on Net Revenues	26,184	5,119	8,679	12,386	19,354	4,694	4,664	6,038	3,958
Swap Eeffect on COGS	(18,538)	(3,664)	(6,318)	(8,556)	(13,415)	(3,255)	(3,214)	(4,152)	(2,794)
Swap Effect on Gross Profit	7,646	1,455	2,361	3,830	5,939	1,439	1,450	1,886	1,164

Net Revenues inc. Land Swaps	1,149,879	373,632	444,380	331,868	1,191,529	377,449	313,219	272,586	228,275
COGS inc. Land Swaps	762,273	242,839	298,392	221,042	810,329	241,524	219,038	190,619	159,148
Gross Profit inc. Land Swaps	387,606	130,793	145,988	110,826	381,200	135,925	94,181	81,967	69,127

Page: 59

Capitalized Interest

Targeting best accounting practices, in 4Q07 we began to capitalize interest cost from corporate debt (mostly raised in 2007) and to recognize it on a percentage of completion basis. Accordingly, since 4Q07 we account for interest expenses on the COGS line of our income statement, thus impacting our gross margin.

In our 4Q07 earnings statements, we adjusted capitalized interest for the whole year 2007 in the fourth quarter, In the table below, we show how 2007 capitalized interest allocated among the four quarters of 2007 would have affected each quarter's income statements, to help make the two first quarters of 2008 more comparable to 2007:

Table 13 - Capitalized Interest Effect (R$000)

	3Q08	2Q08	1Q08	4Q07	3Q07	2Q07	1Q07	2007
COGS	(6,746)	(4,357)	(2,749)	(3,220)	(3,283)	(2,600)	(2,433)	(11,535)
Financial Expenses	24,138	17,074	16,626	9,087	9,264	7,339	6,865	32,554
Income Taxes	(5,913)	(4,324)	(4,718)	(1,995)	(2,034)	(1,611)	(1,507)	(7,146)

Net Income	11,479	8,393	9,159	3,872	3,947	3,128	2,925	13,873
Earnings per share (R$)	0.09	0.06	0.07	0.03	0.03	0.02	0.02	0.11

Properties for Sale (Current Assets)	65,023	47,631	34,914					21,037

3Q08 Revenues

Net operating revenues for 3Q08 rose 19% to R$373.6 million from R$308.5 million in 3Q07, with revenues for the first nine months reaching R$1.1 billion.

Revenues for the industry are recognized based on actual cost versus total budgeted costs of land and construction (Percentage of Completion method or PoC method) and the pre-sales portfolio is recognized in future periods even if the company has already completely pre-sold developments.

The table below presents detailed information of pre-sales and recognized revenues by launch year:

Table 14 - Pre-sales x Recognized Revenues

	3Q08				3Q07
R$ 000	Pre-Sales	% of Total	Revenues	% of Revenues	Pre-Sales	% of Total	Revenues	% of Revenues
Launched in 2008	369,937	73%	54,921	15%	-	-	-	-
Launched in 2007	102,002	20%	136,714	37%	270,512	74%	73,466	23%
Launched up to 2006	31,783	6%	181,997	49%	96,400	26%	239,753	77%
Total	503,722	100%	373,632	100%	366,912	100.0%	313,219	100.0%

	9M08				9M07
R$ 000	Pre-Sales	% of Total	Revenues	% of Revenues	Pre-Sales	% of Total	Revenues	% of Revenues
Launched in 2008	892,756	57%	165,692	14%	-	-	-	-
Launched in 2007	516,656	33%	389,003	34%	570,033	59%	100,571	12%
Launched up to 2006	150,244	10%	595,184	52%	394,159	41%	713,509	88%
Total	1,559,656	100%	1,149,879	100%	964,193	100%	814,080	100%
(1) 2007 revenues not adjusted for land swap effect.

Page: 60

3T08 Gross Profits

Gross profits for 3Q08 totaled R$130.8 million (R$90.9 million for 3Q07, adjusted for capitalized interest), an increase of 44%, reflecting continued robust demand for Gafisa properties in all market segments and geographies. Gross margin for 3Q08 was 35.0%, 599 basis points higher than 3Q07 and in the first nine months of 2008, gross profits totaled R$387.6 million (R$240.0 million for 3Q07, adjusted for capitalized interest), an increase of 64% and gross margin increased 460 basis points to 33.7%, due to a positive inflation impact over account receivables.

3Q08 Selling, General, and Administrative Expenses (SG&A)

Given Gafisa's growth strategy, the company built dedicated management teams and the requisite infrastructure to support the diverse segments within our portfolio. Additionally, we enhanced our sales capacity during 2007. The second quarter of 2008 marked a turning point as we were able to leverage our business, with G&A as a percentage of launches, sales, and revenues declining. This trend continued in the third quarter. In addition, in 3Q08 we adjusted our provision for variable compensation to better reflect year to date performance, which had a positive impact on G&A. An increased sales effort caused a 111% growth in selling expenses in Q308 over Q307.

Table 15 - SG&A Expenses	3Q08	3Q07	9M08	9M07
Selling Expenses (R$ 000)	40,055	18,941	98,913	48,277
G&A Expenses (R$ 000)	23,680	28,173	88,618	74,453
SG&A Expenses (R $000)	63,735	47,114	187,531	122,730

Selling Expenses / Launches	5.3%	4.4%	4.3%	4.0%
G&A Expenses / Launches	3.1%	6.6%	3.9%	6.2%
SG&A / Launches	8.4%	11.1%	8.2%	10.2%

Selling Expenses / Sales	8.0%	5.2%	6.3%	5.0%
G&A Expenses / Sales	4.7%	7.7%	5.7%	7.7%
SG&A / Sales	12.6%	12.8%	12.0%	12.7%

Selling Expenses / Revenues	10.7%	6.0%	8.6%	5.9%
G&A Expenses / Revenues	6.3%	9.0%	7.7%	9.1%
SG&A / Revenues	17.1%	15.0%	16.3%	15.1%

Gafisa has adopted conservative accounting standards, especially with regards to the recognition of selling expenses. The only selling expenses that we defer are those associated with the showrooms, and this, as previously noted, negatively impacts our EBITDA margin. As can be seen on the table below, our deferred selling expenses are low and will be amortized on a PoC basis:

Table 16 - Deferred Selling Expenses	3Q08	3Q07	2Q08
Deferred Selling Expenses (R$ 000)	56,992	29,136	35,664
Deferred Selling Expenses / LTM Launches	1.7%	1.9%	1.2%
Deferred Selling Expenses / LTM Sales	2.6%	2.2%	1.7%
Deferred Selling Expenses / LTM Revenues	3.7%	2.4%	2.4%

3T08 EBITDA

EBITDA for the third quarter totaled R$64.3 million, 40% higher than the R$46.0 million EBITDA adjusted for capitalized interest in 3Q07. As a percentage of net revenues, EBITDA increased from 14.7% in 3Q07 to 17.2% in 3Q08, a margin increase of 405 basis points. The EBITDA margin of 17.2% was achieved despite the increase in launches and associated selling expenses. In the first nine months of 2008 EBITDA totaled R$195.2 million with a margin of 17.0% . 9M08 EBITDA was 64% higher than the R$118.7 million EBITDA adjusted for capitalized interest of 9M07. Gafisa expects to sustain EBITDA margins of 16-17% for the remainder of the 2008.

3T08 Depreciation and Amortization

Depreciation and amortization in 3Q08 amounted to R$5.3 million, compared to the R$2.0 million in 3Q07.

With regards to the amortization of the goodwill generated from the AlphaVille acquisition, we used a linear calculation for the 1Q07 and 2Q07 results, and, due to a change in amortization method, in 3Q07 and 4Q07 amortization was equal to zero. From 2008, we will amortize this goodwill through a progressive exponential calculation following the EBIT, in the percentages described below:

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Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
4.49%	6.28%	7.22%	10.11%	11.52%	14.02%	11.78%	11.67%	11.45%	11.46%

Amortization of the acquisition of AlphaVille amounted to R$3.2 million in 3Q08 and R$2.2 million in 2Q08.

3T08 Financial Results

Net financial results totaled a positive R$14.7 million in 3Q08 compared to a negative R$3.4 million in 3Q07 adjusted for capitalized interest, mainly due to interest received on the increased cash balances and the capitalization of interest.

3T08 Minority Interest

Minority interest in 3Q08 was R$19.9 million versus R$2.8 million in 3Q07, a 616% increase mainly due to a provision for payment of the Obligation to Investors (R$10 milion) and Alphaville results (R$10 million).

3T08 Income Taxes

Net income taxes and social contribution for 3Q08 amounted to R$15.9 million versus R$8.7 million total contribution adjusted for capitalized interest in 3Q07, an 83% increase due in part to the growth of the company and in part due to the introduction of accounting of land for product swaps.

3T08 Net Income and Earnings per Share

Net income in 3Q08 was R$38.0 million (10.2% of net revenues), compared to R$36.3 million in 3Q07 adjusted for capitalized interest (11.6% margin), an increase of 5%.

Earnings per share were R$0.29 in 3Q08 compared to R$0.28 in 3Q07 adjusted for capitalized interest. The average number of shares outstanding were 129,849,047 million during 3Q08 compared to 129,258,353 during 3Q07. Shares outstanding were 129,962,546 on September 30, 2008.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$785.2 million in 3Q08, R$320.1 million higher than 3Q07 and R$47.8 million more than 2Q08. The introduction of accounting for product swaps in land acquisitions increases sales and costs, please see table 12 for additional information. The table below shows our revenues, costs and results to be recognized, as well as the amount of the corresponding costs and the expected margin:

Table 17 - Revenues and results to be recognized (R$ million)

	3Q08	2Q08	3Q07	3Q08 x 2Q08	3Q08 x 3Q07
Gross sales to be recognized-end of period	2,045.1	1,927.5	1,208,6	6%	69%
Net sales to be recognized (3.65% sales tax)	1,970.5	1,857.2	1,164.5	6%	69%
Cost of units sold to be recognized - end of period	(1,259.9)	(1,190.1)	(743,5)	6%	69%
Backlog of Results to be recognized	710.6	667.1	421.0	6%	69%
Backlog Margin - yet to be recognized	34.7%	34.6%	34.8%	14 bps	(13 bps)

Balance Sheet

Cash and Cash Equivalents
On September 30, 2008, cash and cash equivalents increased to R$790.3 million, 2.0% higher than R$775.0 million on June 30, 2008, and 112.4% higher than 3Q07's R$372.1 million.

At the end of the quarter, Gafisa's debt and obligations to investors totaled R$1,677.1 million, bringing a net debt and obligation to investors position of R$886.8 million. The detail of the debt breakdown is located on tables 23 and 24. Net debt and obligation to investors to equity ratio is 52.5% .

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Accounts Receivable

Accounts receivable increased 4% to R$3.6 billion in September 2008, compared to R$3.4 billion in 2Q08, and 71% compared to R$2.1 billion in September 2007.

Table 18 - Revenues and Results to be Recognized (R$000)

Real Estate Development Receivables	3Q08	3Q07	2Q08	3Q08 x 2Q08	3Q08 x 3Q07
Current	861,283	501,205	827,556	4.1%	71.8%
Long-term	745,464	384,934	732,753	1.7%	93.7%

Total	1,606,747	886,139	1,560,309	3.0%	81.3%

Receivables to be recognized on our balance sheet according to PoC method and Brazilian GAAP
	3Q08	3Q07	2Q08	3Q08 x 2Q08	3Q08 x 3Q07
Current	632,058	397,491	579,774	9.0%	59.0%
Long-term	1,311,768	793,972	1,280,628	2.4%	65.2%

Total	1,943,826	1,191,463	1,860,402	4.5%	63.1%

Total Accounts Receivables	3,550,573	2,077,602	3,420,711	3.8%	70.9%

Table 19 - Aging of Account Receivables Portfolio

Total	Up to Sep 2009	Oct 2009 to Sep 2010	Oct 2010 to Sep 2011	Oct 2011 to Sep 2012	Oct 2012 Onwards
3,550,573	1,493,341	615,415	756,924	368,615	316,278

Inventory (Properties for Sale)

Our inventory includes land paid in cash and swap transactions, construction in progress, and finished units. Our inventory reached R$1,612 million in 3Q08, an increase of 92% as compared to R$838 million registered in 3Q07 due to land acquisitions in cash (more details in the ?Land Reserves" section of this report) and developments under construction.

Table 20 - Inventory (R$ 000)	3Q08	2Q08	3Q07	3Q08 x 2Q08	3Q08 x 3Q07
Land	708,715	659,362	290,129	7.5%	144.3%
Properties under construction	826,443	660,070	509,336	25.2%	62.3%
Units completed	76,514	77,646	38,624	-1.5%	98.1%

Total	1,611,672	1,397,078	838,089	15.4%	92.3%

Current	1,443,812	1,310,114	752,445	10.2%	91.9%
Long-term	167,860	86,964	85,644	93.0%	96.0%

Total	1,611,672	1,397,078	838,089	15.4%	92.3%

Table 21 - Inventory at Market Value per Year (Gafisa %)

	3Q08	2Q08	3Q07	3Q08 x 2Q08	3Q08 x 3Q07
Launches from 2008	1,538,664	1,001,569	-	-	54%
Launches from 2007	658,116	744,143	642,934	2%	(112%)
Launches from 2006	146,531	152,284	221,270	(34%)	(4%)
Prior to 2005	192,065	195,899	263,936	(27%)	(2%)

PSV	2,535,376	2,093,895	1,128,140	125%	21%

Launches from 2008	6,575	4,968	-	-	32%
Launches from 2007	2,811	3,554	3,724	(25%)	(21%)
Launches from 2006	447	621	971	(54%)	(28%)
Prior to 2005	808	1,247	1,168	(31%)	(35%)

Units	10,640	10,390	5,863	81%	2%

Table 22 - Inventory at Market Value per Company

	3Q08	2Q08	3Q07	3Q08 x 2Q08	3Q08 x 3Q07
Gafisa	1,811,578	1,520,990	897,078	19%	102%
AlphaVille	227,019	227,070	184,881	0%	23%
Fit Residencial	471,179	330,889	46,180	42%	920%
Bairro Novo	25,600	14,947	-	71%	-

Total	2,535,376	2,093,895	1,128,140	21%	125%

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Liquidity

The following table sets forth information on our indebtedness. In the third quarter of 2008, Gafisa raised R$200 million in working capital, reflecting our strong credit rating and cash position. In addition, we have R$250 million of receivables of completed units available to securitize.

We have a total of R$3.5 billion in construction finance lines of credit provided by all of the major banks in Brazil. At this time we have R$1.6 billion in signed contracts and R$1.2 billion in contracts in process, giving us additional availability of R$682 million.

We do not have exposure to foreign currency through financial instruments. We have R$200 million of debt raised by banks in foreign currency, those were swaped into CDI.

As of September 30, 2008, our net debt and obligation to investors to equity ratio was 52.5% compared to 37.3% in 2Q08.

Table 23 - Debt and Obligation to Investors Breakdown (R$ 000)

Type of Transaction	Rates	3Q08	2Q08	3Q07
Debentures	1.3% p.a. + CDI	242,775	249,570	242,043
2008 Debenture	107.2% of CDI	263,415	254,659	-
Construction Financing (SFH)	6.2-11.4% p.a. + TR	276,031	229,049	42,134
Downstream Merger obligation	10-12%p.a. + TR	9,961	11,187	14,569
Funding for developments	6.2% p.a. + TR	2,090	2,296	-
Working Capital	104-112% of CDI	437,887	214,432	77,801
Other (AlphaVille)	0.66-3.29% p.a. + CDI	144,988	122,962	-

Total Debt		1,377,147	1,084,155	376,547

Total Cash		790,325	775,009	372,092

Obligation to Investors		300,000	300,000

Net Debt and Obligation to Investors (Cash)		886,822	609,146	4,455

Debt and obligation to investors payment schedule as of September 30, 2008:

Table 24 - Debt and Obligation to Investors Maturity (R$ 000)

	Total	2008	2009	2010	2011	2012 and later
Debentures	506,190	16,190	48,000	96,000	96,000	250,000
Construction Financing (SFH)	276,031	36,411	139,395	83,217	17,008	-
Downstream Merger obligation	9,961	3,242	4,743	1,976	-	-
Funding for developments	2,090	251	961	878	-	-
Working Capital	437,887	-	237,887	100,000	100,000	-
Other (AlphaVille)	144,988	6,221	3,542	31,297	36,256	67,672
Obligation to Investors	300,000	-	-	-	-	300,000

Total	1,677,147	62,315	434,528	313,368	249,264	617,672

Gafisa's corporate ratings are as follows:

Rating Agency		Rating	Outlook	Updated
Moody's	International	Ba2	Stable	August 13, 2008
Moody's	Local	Aa3.br	Stable	August 13, 2008
Fitch Ratings	Local	A (bra)	Stable	May 2, 2008
Standard & Poor's	Local	Br A	Stable	June 19, 2007

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Outlook

As of October 21st, Gafisa's financial statements will consolidate 100% of Construtora Tenda S.A, while the stake we do not own will flow out through the Minority Shareholder's line.

Gafisa has a robust pipeline of developments and the necessary financing to continue to launch developments in accordance with its announced guidance for the full year of 2008 as long as demand remains in place. Therefore, the company is maintaining its launch guidance for 2008 of R$3.5 billion, which is equivalent to R$3.3 billion excluding R$200 million of Fit launches in the fourth quarter that will be consolidated into Tenda. EBITDA margin guidance for the full year 2008 remains in the range of 16 to 17%.

Glossary

Backlog of Results - As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues - As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin - Equals to ?Backlog of results" divided ?Backlog of Revenues" to be recognized in future periods.

Land Bank - Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our board of directors.

PoC Method - Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using percentage-of-completion (?PoC") method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales - Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

HIG (High Income) - segment with residential units sold at minimum price of R$3,600 per square meter.

MHI (Mid-High) - segment with residential units sold at prices ranging from R$2,800 to 3,600 per square meter. MID (Middle Income) - segment with residential units sold at prices ranging from R$2,300 to 2,800 per square meter.

MLOW (Mid-Low) - segment with residential units sold at prices ranging from R$1,800 to 2,300 per square meter.

AEL (Affordable Entry Level) - residential units targeted to the mid-low and low income segments with prices below R$1,800 per square meter.

LOT (Urbanized Lots) - land subdivisions, or lots, with prices ranging from R$150 to R$600 per square meter.

COM (Commercial buildings) - Commercial and corporate units developed only for sale with prices ranging from R$3,000 to R$7,000 per square meter.

SFH Funds - Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

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Swap Agreements - A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

PSV - Potential Sales Value.

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About Gafisa

We are one of Brazil's leading diversified national homebuilders. Over the last 50 years, we have been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 950 developments and constructed almost 40 million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe ?Gafisa" is one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism.

Investor Relations

Julia Freitas Forbes
Phone: +55 11 3025-9297
Email: ri@gafisa.com.br
Website: www.gafisa.com.br/ir

Media Relations (Brazil)
Patrícia Queiroz
Máquina da Notícia Comunicação Integrada
Phone: +55 11 3147-7409
Fax: +55 11 3147-7900
E-mail: patricia.queiroz@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company's business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

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2008 Launches by Quarter

Company	Project	Launch Date	Segment	Location	Area (sqm)	Units (Co%)	Company Stake	PSV (Company%)	% sold up to Sep/08
Fit	Citta Vila Allegro	March	AEL	Salvador - BA	11,099	149	50%	28,585	77%

1Q08	Total Fit				11,099	149	50%	28,585	77%

Fit	Fit Terra Bonita	April	MID	Londrina - PR	11,357	155	51%	23,455	14%
Fit	Città Lauro de Freitas	May	MID	Salvador - BA	8,826	152	50%	16,813	80%
Fit	Fit Coqueiro - Stake Acquisition	June	AEL	Belém - PA	-	114	70%	10,609	100%
Fit	Fit Mirante do Parque	June	MID	Belém - PA	18,618	252	60%	41,015	51%
Fit	Fit Parque da Lagoinha	June	AEL	Riberão Preto - SP	10,225	159	75%	17,123	41%
Fit	Fit Palladium	June	MID	Curitiba - PR	10,345	160	70%	24,132	78%
Fit	Fit Planalto	June	MID	São Bernardo - SP	25,023	472	100%	52,341	48%
Fit	Fit Mirante do Lago Fase 1	June	MID	Ananindeua - PA	21,734	323	70%	50,493	21%
Fit	Jardim Botânico (Paraiba)	June	MID	João Pessoa - AL	9,998	155	50%	19,284	7%

2Q08	Total Fit				116,125	1,942	66%	255,265	44%

Fit	Fit Vida Nova	July	MID	São Gonçalo - RJ	15,184	281	90%	35,422	2%
Fit	Fit Araguaia Phase 1	August	MID	Goiania - GO	20,125	318	60%	40,417	4%
Fit	Fit Parque Maceió	August	MID	Maceió - AL	13,494	235	50%	23,707	17%
Fit	Fit Vivai	September	MID	Campos Goytacazes - RJ	37,376	576	90%	70,842	2%
Fit	Fit Cristal	September	MID	Porto Alegre - RS	6,419	108	70%	16,197	17%

3Q08	Total Fit				92,598	1,518	72%	186,585	5%

9M08	Total Fit				219,822	3,609	73%	470,435	30%

AlphaVille	Londrina Phase 2	January	LOT	Londrina - PR	67,060	173	63%	17,230	40%
AlphaVille	Jacuhy Phase 2	March	LOT	Serra - ES	115,688	215	65%	41,291	48%

1Q08	Total AUSA				182,748	388	64%	58,521	45%

AlphaVille	Cuiabá II	May	LOT	Cuiabá - MT	150,896	227	60%	24,112	32%
AlphaVille	João Pessoa	June	LOT	João Pessoa - PB	61,782	60	50%	13,580	100%
AlphaVille	Manaus II	June	LOT	Manaus - AM	166,938	209	63%	34,841	78%
AlphaVille	Costa do Sol Phase 2	June	LOT	Rio das Ostras - RJ	202,528	212	58%	29,343	13%

2Q08	Total AUSA				582,145	708	58%	101,877	51%

AlphaVille	Litoral Norte II	September	LOT	Camaçari - BA	99,537	244	63%	26,737	23%
AlphaVille	Manaus Comercial	September	LOT	Manaus - AM	28,951	42	60%	10,600	23%
AlphaVille	João Pessoa (acquisition)	September	LOT	João Pessoa - PB	-	-	100%	13,600	100%

3Q08	Total AUSA				128,488	286	74%	50,937	44%

9M08	Total AUSA				893,381	1,382	65%	211,335	48%

Gafisa	Costa Maggiore	January	HIG	Cabo Frio - RJ	4,693	30	50%	24,052	87%
Gafisa	VP Horto Fase 2	January	HIG	Salvador - BA	22,298	92	50%	87,807	99%
Gafisa	Pablo Picasso	January	HIG	João Pessoa - PB	4,188	12	50%	12,632	26%
Gafisa	Nova Petrópolis	March	MHI	São Bernardo - SP	36,789	268	100%	108,479	35%
Gafisa	Terraças - Alto da Lapa	March	MHI	São Paulo - SP	23,248	182	100%	72,701	67%
Gafisa	Raízes Granja Viana	March	MHI	Cotia - SP	8,641	35	50%	25,994	32%
Gafisa	Verdemar	March	MHI	Guarujá - SP	13,084	80	100%	44,479	52%
Gafisa	London Green Fase 2	March	HIG	Niterói - RJ	15,009	140	100%	54,719	72%
Gafisa	Carpe Diem	March	MHI	Rio de Janeiro - RJ	10,012	91	80%	29,461	46%
Gafisa	Magnific	March	HIG	Goiânia - GO	9,225	27	100%	30,458	61%

1Q08	Total Gafisa				147,188	956	78%	490,782	61%

Gafisa	Reserva Laranjeiras	April	HIG	Rio de Janeiro - RJ	11,740	108	100%	61,818	97%
Gafisa	Carpe Diem - Belém	May	MHI	Belém -PA	9,766	63	70%	32,457	47%

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Company	Project	Launch Date	Segment	Location	Area (sqm)	Units (Co %)	Company Stake	PSV (Co %)	% Sold upto Sep/08
Gafisa	Grand Park Águas Fase 2	May	MID	São Luis - MA	6,480	75	50%	15,051	36%
Gafisa	Fontes do Atlântico	May	HIG	Maceió - AL	10,371	18	100%	47,387	21%
Gafisa	Parque Barueri	May	MID	Barueri - SP	58,437	677	100%	151,968	44%
Gafisa	Manhattan Square (Walll Street)	June	COM	Salvador - BA	12,902	358	50%	56,376	35%
Gafisa	Manhattan Square (Soho)	June	MHI	Salvador - BA	14,463	135	50%	48,403	14%

Gafisa	Manhattan Square (Tribeca)	June	MHI	Salvador - BA	18,940	311	50%	63,528	18%
Gafisa	Reserva Santa Cecília Fase 2	June	MHI	Volta Redonda - RJ	8,350	92	100%	23,835	3%
Gafisa	Mistral	June	MHI	Belém -PA	10,394	140	70%	33,987	30%
Gafisa	Terraças Tatuapé	June	MHI	São Paulo - SP	14,386	105	100%	48,660	20%
Gafisa	Grand Park Árvores Fase 2	June	MID	São Luis - MA	5,576	75	50%	12,083	57%

2Q08	Total Gafisa				181,805	2,157	74%	595,551	38%

Gafisa	MontBlanc	July	HIG	São Paulo - SP	24,383	90	80%	106,353	18%
Gafisa	Mandala	July	HIG	Fortaleza - CE	13,156	107	79%	41,776	10%
Gafisa	Ecolive	August	HIG	Curitiba - PR	12,255	122	100%	40,427	44%
Gafisa	Parque Maceió	August	AEL	Maceió - AL	6,242	118	50%	11,626	34%
Gafisa	Alegria	September	MID	Guarulhos - SP	29,199	278	100%	78,855	37%
Gafisa	Quintas do Pontal	September	HIG	Rio de Janeiro - RJ	21,915	91	100%	79,505	17%
Gafisa	Laguna di Mare	September	HIG	Rio de Janeiro - RJ	13,963	117	80%	57,511	10%
Gafisa	Dubai	September	MHI	São Luis - MA	9,658	120	50%	31,888	12%
Gafisa	Reserva do Bosque	September	HIG	Porto Velho - RO	8,303	67	50%	24,485	73%
Gafisa	Nouvelle	September	HIG	Aracaju - SE	5,367	12	100%	27,190	7%

3Q08	Total Gafisa				144,442	1,121	79%	499,616	23%

9M08	Total Gafisa				473,435	4,234	77%	1,585,950	40%

BN	Camaçari	July	AEL	Camaçari - BA	233,507	650	50%	25,311	45%

3Q08	Total Bairro Novo				233,507	650	50%	25,311	45%

9M08	Total Bairro Novo				233,507	650	50%	25,311	45%

1Q08	TOTAL				341,035	1,493		577,888
2Q08	TOTAL				880,075	4,806		952,693
3Q08	TOTAL				599,035	3,576		762,450

9M08	TOTAL				1,820,145	9,875		2,293,032

Page: 69

The following table sets forth the financial completion of the construction in progress and the related revenue recognized during the quarter ended on September 30, 2008:

Company	Development	Launch Date	Area (sqm)	Final	Compleition	% Sold Accumulated		Revenues Recognized R$000		Company Stake
				3Q08	3Q07	3Q08	3Q07	3Q08	3Q07
BN	Cotia Phase 1	dec-07	14,144	79%	-	70%	-	1,827	-	50%
BN	Cotia Phase 2	dec-07	9,473	43%	-	59%	-	2,718	-	50%
BN	Camaçari Phase 1	jul-08	13,301	35%	-	60%	-	2,209	-	50%
BN	Camaçari Phase 2	jul-08	19,979	15%	-	61%	-	1,319	-	50%
BN	Total							8,072	-	50%

AlphaVille	Jacuhy	dec-07	1,082,050	28%	-	96%	-	13,417	-	65%
AlphaVille	Recife	aug-06	395,224	94%	38%	94%	94%	2,687	1,354	65%
AlphaVille	RiodasOstras	sep-07	690,448	34%	-	96%	-	7,142	-	58%
AlphaVille	CampoGrande	mar-07	517,869	90%	39%	75%	48%	4,998	2,382	67%
AlphaVille	Gravataí	jun-06	1,309,397	96%	41%	98%	40%	2,589	2,100	64%
AlphaVille	Eusébio	sep-05	534,314	99%	74%	81%	60%	1,384	4,992	65%
AlphaVille	Salvador2	feb-06	853,344	97%	46%	97%	88%	6,099	5,022	55%
AlphaVille	BurleMarx	mar-05	1,305,022	97%	69%	33%	21%	1,272	2,601	50%
AlphaVille	Londrina2	dec-07	377,650	34%	-	49%	-	2,944	-	63%
AlphaVille	Cuiabá2	may-08	256,813	24%	-	33%	-	1,976	-	60%
AlphaVille	Araçagy	aug-07	236,118	52%	25%	90%	85%	1,854	4,922	50%
AlphaVille	Natal	feb-05	1,028,722	100%	97%	100%	100%	3,134	(2,056)	63%
AlphaVille	Others							12,875	25,740
	Total							62,368	47,058

Page: 70

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

08.01 - Commentary of the Developing Highlights at the quarter

Company	Development	Launch Date	Area (sqm)	Final Compleition		% Sold Accumulated		Revenues Recognized R$000		Company Stake

				3Q08	3Q07	3Q08	3Q07	3Q08	3Q07
Fit	JAÇANÃ	mar-07	11,157	96%	18%	98%	85%	2,392	1,796	100%
Fit	COQUEIROI	sep-07	16,603	37%	-	96%	-	3,898	-	100%
Fit	CITTÁIMBUI	sep-07	13,389	29%	-	96%	-	1,955	-	50%
Fit	COQUEIROII	sep-07	14,520	19%	-	97%	-	2,150	-	80%
Fit	VILAAUGUSTA	out-07	16,223	25%	-	91%	-	1,836	-	100%
Fit	JARAGUÁ	out-07	11,582	58%	-	95%	-	4,934	-	100%
Fit	MARIAINÊS	dec-07	14,535	40%	-	57%	-	1,164	-	60%
Fit	TABOÃO	dec-07	16,298	42%	-	97%	-	4,572	-	100%
Fit	MIRANTEDOSOL	dec-07	19,224	19%	-	47%	-	894	-	100%
Fit	JARDIMBOTÂNICO	dec-07	11,083	48%	-	90%	-	1,738	-	55%
Fit	JDBOTÂNICOFASE2	dec-07	11,083	28%	-	95%	-	1,988	-	55%
Fit	GrandPark	dec-07	28,447	0%	-	41%	-	(43)	-	50%
Fit	VilaAllelgro	feb-08	22,422	10%	-	68%	-	-	-	50%
Fit	TERRABONITA	apr-08	22,269	10%	-	13%	-	305	-	51%
Fit	CITTÁLAURODEFREITAS	may-08	17,652	17%	-	78%	-	1,347	-	50%
Fit	PARQUEDALAGOINHA	jun-08	13,633	15%	-	24%	-	979	-	75%
Fit	MIRANTEDOPARQUE	jun-08	31,030	7%	-	50%	-	1,485	-	60%
Fit	PALLADIUM	jun-08	14,778	24%	-	82%	-	4,427	-	70%
Fit	JDBOTHÂNICOJOÃOPESSOA	jun-08	20,937	3%	-	7%	-	47	-	50%
Fit	PLANALTO	jun-08	25,023	22%	-	49%	-	5,385	-	100%
Fit	MIRANTEDOLAGO	jun-08	31,049	1%	-	10%	-	-	-	70%
Fit	VIDANOVA	jul-08	16,872	1%	-	2%	-	-	-	90%
Fit	BARCELONA	aug-08	33,541	1%	-	5%	-	(1)	-	60%
Fit	CRISTAL	set-08	9,170	22%	-	19%	-	586	-	70%
Fit	VIVAI	set-08	41,529	4%	-	2%	-	-	-	90%
Fit	OTHERS
Fit	Total							42,038	1,796

Page: 71

Company	Development	Launch Date	Area (sqm)	Final Compleition		% Sold Accumulated		Revenues Recognized R$000		Gafisa Stake

				3Q08	3Q07	3Q08	3Q07	3Q08	3Q07
Gafisa	LONDONGREEN	jul-07	44,007	44%		67%		17,450		100%
Gafisa	VPAGRIAS	nov-06	21,390	74%	39%	100%	72%	12,317	6,663	100%
Gafisa	CSFACACIA	jun-07	23,461	44%	3%	95%		9,801	1,160	100%
Gafisa	PENÍNSULAFIT	mar-06	24,080	91%	48%	77%	57%	9,361	7,132	100%
Gafisa	ESPAÇOJARDINS	may-06	28,926	80%	32%	100%	99%	8,923	6,479	100%
Gafisa	VP-MIRABILIS	mar-06	23,355	91%	59%	99%	88%	8,346	10,594	100%
Gafisa	OLIMPICCHAC.SANTOANTONIO	aug-06	24,988	71%	37%	99%	95%	8,331	6,928	100%
Gafisa	ISLARESIDENCECLUBE	mar-07	31,423	44%	16%	85%		7,273	6,449	100%
Gafisa	RCBPAÇODASÁGUAS	may-06	10,836	96%	53%	97%	75%	7,175	4,043	45%
Gafisa	NOVAPETRÓPOLIS	mar-08	36,789	15%		37%		6,963		100%
Gafisa	VPPARIDES	nov-06	13,093	89%	58%	100%	100%	6,662	4,557	100%
Gafisa	PARCPARADISO	aug-07	21,592	21%	8%	93%		6,276	3,955	90%
Gafisa	COLLORI	nov-06	19,731	43%	42%	93%	48%	5,596	2,098	50%
Gafisa	TERRAÇASALTODALAPA	mar-08	23,248	24%		72%		5,558		100%
Gafisa	CSFPARADISO	nov-06	16,286	58%	12%	89%	75%	5,506	1,356	100%
Gafisa	VILLEDUSOLEIL	oct-06	8,920	99%	46%	67%	29%	5,406	2,134	100%
Gafisa	ARENA	dec-05	29,256	98%	76%	100%	100%	5,210	11,287	100%
Gafisa	DELLAGOURBANIZAÇÃO	may-05	62,022	99%	60%	99%	96%	5,094	7,848	100%
Gafisa	SKYRESIDENCESERVICE	jun-06	9,257	100%	74%	86%	84%	5,049	3,992	50%
Gafisa	BEACHPARKLIVING	jun-06	11,931	89%	23%	88%	69%	4,860	3,358	80%
Gafisa	ENSEADADASORQUÍDEAS	jun-07	42,071	29%	20%	66%		4,718	9,324	80%
Gafisa	ESPACIOLAGUNA	aug-06	13,091	68%	38%	76%	32%	4,411	5,076	100%
Gafisa	VERDEMAR	mar-08	13,084	22%		54%		4,326		100%
Gafisa	BLUELANDSPE36	jun-06	18,252	98%		65%		4,137		100%
Gafisa	OLIMPICBOSQUEDASAÚDE	oct-07	19,150	44%		80%		4,042		100%
Gafisa	CSFPRÍMULA	jun-07	13,897	42%		82%		3,983		100%
Gafisa	ACQUARESIDENCE	dec-07	35,536	34%		39%		3,857		100%
Gafisa	RESERVADOLAGO	feb-07	8,449	47%	8%	75%	74%	3,852	707	50%
Gafisa	FELICITA	dec-06	11,323	61%	20%	91%	74%	3,737	1,972	100%
Gafisa	CSFSANTTORINO	aug-06	14,979	67%	19%	100%	100%	3,551	2,249	100%
Gafisa	TOWNHOME	nov-05	8,319	97%	60%	98%	60%	3,346	3,904	100%
Gafisa	SUPREMO	aug-07	34,864	42%		84%		3,132		100%
Gafisa	VISION	dec-07	19,712	41%		75%		2,982		100%
Gafisa	LUMIAR	feb-05	7,193	99%	94%	94%	100%	2,938	1,489	100%
Gafisa	SECRETGARDEN	may-07	15,344	36%	15%	66%		2,920	3,200	100%
Gafisa	Magnific	mar-08	9,225	7%		63%		2,834		100%
Gafisa	MAGIC	oct-07	31,487	33%		42%		2,505		100%
Gafisa	VIVANCERES.SERVICE	nov-06	14,717	37%		76%		2,341		100%
Gafisa	OLIMPICCONDOMINIUMRESORT	oct-05	21,851	100%	81%	100%	100%	2,143	8,886	100%
Gafisa	VISTTAIBIRAPUERA	may-06	9,963	95%	59%	100%	100%	2,087	4,287	100%
Gafisa	CSFDALIA	jun-07	9,000	37%		81%		2,085		100%
Gafisa	VPJAZZDUET	set-05	13,400	100%	87%	96%	88%	1,997	7,635	100%
Gafisa	FITRESIDENCESERVICENITERÓI	aug-06	8,523	62%	34%	86%	84%	1,954	1,054	100%
Gafisa	GRANDVALLEY	mar-07	16,754	42%		62%		1,951		100%
Gafisa	ORBIT	aug-07	11,332	17%		30%		1,927		100%
Gafisa	VPHORTO-FASE1(OAS)	oct-07	22,281	38%		100%		1,903		50%
Gafisa	ICARAÍCORPORATE	dec-06	5,683	50%	33%	94%	85%	1,793	1,486	100%
Gafisa	CARPEDIEMBELÉM	may-08	9,766	12%		47%		1,741		70%
Gafisa	THEHOUSE	oct-05	5,313	100%	38%	96%	96%	1,666	1,507	100%
Gafisa	SUNSPECIALRESIDENCESERVICE	mar-05	21,189	100%	87%	99%	83%	1,665	6,130	100%
Gafisa	GRANDVALLEYNITERÓI-FASE1	oct-07	17,905	20%		91%		1,605		100%
Gafisa	PRIVILEGERESIDENCIALSPE	set-07	12,938	20%		81%		1,568		80%
Gafisa	RUADASLARANJEIRAS29	apr-08	11,740	47%		98%		1,534		100%
Gafisa	MIRANTEDORIO	oct-06	4,875	65%	21%	100%	100%	1,510	2,210	60%
Gafisa	PALMD'OR	set-05	8,493	99%	75%	100%	100%	1,475	4,055	100%
Gafisa	GRANDVALLEYNITERÓI-FASE2	nov-07	7,031	18%		46%		1,467		100%
Gafisa	COSTAPARADISO	apr-05	63,041	100%		79%		1,444		100%
Gafisa	JATIUCA	jun-07	20,585	9%		31%		1,390		50%
Gafisa	SOLARESDAVILAMARIA	dec-07	13,376	19%		100%		1,361		100%
Gafisa	Others							10,122	109,161
Gafisa	Total							261,155	264,365
	TOTAL							373,632	313,219

Page: 72

Consolidated Statement of Income

R$ 000	3Q08	2Q08(1)	1Q08(1)	3Q07(1)	3Q08 x 2Q08	3Q08 x 3Q07

Gross Operating Revenue	388,769	461,971	343,911	325,628	(15.8%)	19.4%
Real Estate Development and Sales	385,562	452,346	343,543	314,214	(14.8%)	22.7%
Construction and Services Rendered	3,207	9,625	368	11,414	(66.7%)	(71.9%)
Deductions	(15,137)	(17,591)	(12,043)	(12,409)	(13.9%)	22.0%

Net Operating Revenue	373,632	444,380	331,868	313,219	(15.9%)	19.3%

Operating Costs	(242,839)	(298,392)	(221,042)	(219,038)	(18.6%)	10.9%

Gross profit	130,793	145,988	110,826	94,181	(10.4%)	38.9%

Operating Expenses	(66,450)	(69,797)	(56,206)	(44,882)	(4.8%)	48.1%
Selling Expenses	(40,055)	(34,811)	(24,047)	(18,941)	15.1%	111.5%
General and Administrative Expenses	(23,680)	(33,209)	(31,729)	(28,173)	(28.7%)	(15.9%)
Equity Income	-	-	-	33	-	(100%)
Other Operating Revenues	(2,715)	(1,777)	(430)	2,199	52.8%	(223.5%)

EBITDA	64,343	76.191	54,620	49,299	(15.6%)	30.5%

						-
Depreciation and Amortization	(5,346)	(1,622)	(1,750)	(1,986)	229.6%	169.2%

EBIT	58,997	74,569	52,870	47,313	(20.9%)	24.7%

Financial Income	20.928	29,117	14,343	11,543	(28.1%)	81.3%
Financial Expenses	(6.185)	(8,727)	(8,105)	(14,959)	(29.1%)	(58.7%)

Income Before Taxes on Income	73,740	94,959	59,108	43,897	(22.3%)	68.0%

Deferred Taxes	(10,071)	(14,787)	(8,703)	(6,744)	(31.9%)	49,3%
Income Tax and Social Contribution	(5,814)	(4,877)	(3,762)	(1,987)	19.2%	(192,6%)

Income After Taxes on Income	57,855	75,295	46,643	35,166	(23.2%)	64.5%

Minority Shareholders	(19.885)	(16,346)	(3,781)	(2,777)	21.7%	616.1%

Net Income	37,970	58,949	42,862	32,389	(35.6%)	17.2%

Net Income Per Share	0.29	0.46	0.32	0.25

(1) 1Q08, 2Q08 and 2007 adjusted to include land swaps.

Page: 73

Consolidated Statement of Income

R$ 000	9M08(1)	9M07(1)	9M08 x 9M07

Gross Operating Revenue	1,194,651	851,464	40.3%
Real Estate Development and Sales	1,181,450	831,109	42.2%
Construction and Services Rendered	13,201	20,355	(35.1%)
Deductions	(44,772)	(37,384)	19.8%

Net Operating Revenue	1,149,879	814,080	41.2%

Operating Costs	(762,273)	(568,804)	34.0%

Gross profit	387,606	245,276	58.0%

Operating Expenses	(192,452)	(118,298)	62.7%
Selling Expenses	(98,913)	(48,277)	104.9%
General and Administrative Expenses	(88,618)	(74,453)	19.0%
Equity Income	-	(263)	(100%)
Other Operating Revenues	(4,921)	4,695	(204.8%)

EBITDA	195,154	126,978	53.7%

Depreciation and Amortization	(8,719)	(12,564)	(30.6%)
Extraordinary Expenses	-	(30,174)	(100%)

EBIT	186,435	84,240	121.3%

Financial Income	64,389	35,260	82.6%
Financial Expenses	(23,017)	(50,307)	(54.2%)

Income Before Taxes on Income	227,807	69,193	229.2%

Deferred Taxes	(33,561)	(2,592)	1,194.8%
Income Tax and Social Contribution	(14,453)	(5,352)	170.0%

Income After Taxes on Income	179,793	61,249	193.5%

Minority Shareholders	(40,012)	(6,221)	543.2%

Net Income	139,781	55,028	154.0%

Net Income Per Share	1.08	0.43

(1) 1Q08, 2Q08 and 2007 adjusted to include land swaps.

Page: 74

Consolidated Balance Sheet

R$ 000	3Q08	2Q08(1)	1Q08(1)	3Q07(1)	3Q08 x 2Q08	3Q08 x 3Q07

ASSETS
Current Assets
Cash and banks	36,478	22,896	47,614	30,454	59.3%	19.8%
Financial investments	753,847	752,113	674,771	341,638	0.2%	120.7%
Receivables from clients	861,283	827,556	662,307	501,205	4.1%	71.8%
Properties for sale	1,443,812	1,310,114	1,146,282	752,445	10.2%	91.9%
Other accounts receivable	167,242	153,245	133,205	119,062	9.1%	40.5%
Deferred selling expenses	46,079	29,764	40,012	24,757	54.8%	86.1%
Prepaid expenses	17,892	12,912	11,021	7,921	38.6%	125.9%

	3,326,633	3,108,600	2,715,212	1,777,482	7.0%	87.2%
Long-term Assets
Receivables from clients	745,464	732,753	578,475	384,934	1.7%	93.7%
Properties for sale	167,860	86,964	141,232	85,644	93.0%	96.0%
Deferred selling expenses	10,913	5,900	4,621	4,379	85.0%	149.2%
Deferred taxes	55,080	61,670	69,938	77,316	(10.7%)	(28.8%)
Other	65,960	48,026	49,770	42,738	37.3%	54.3%

	1,045,277	935,313	844,036	595,011	11.8%	75.7%
Permanent Assets
Investments	202,674	206,232	209,450	167,574	(1.7%)	20.9%
Properties and equipment	32,213	32,891	28,967	21,396	(2.1%)	50.6%
	234,887	239,123	238,417	188,970	(1.8%)	24.3%

Total Assets	4,606,797	4,283,036	3,797,665	2,561,463	7.6%	79.9%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Loans and financings	280,728	122,555	82,964	31,731	129.1%	784.7%
Debentures	16,190	14,229	2,312	2,043	13.8%	692.5%
Real estate development obligations		-	-	-	-	-
Obligations for purchase of land	243,372	283,945	200,497	166,286	(14.3%)	46.4%
Materials and service suppliers	107,668	122,452	115,794	78,655	(12.1%)	36.9%
Taxes and contributions	102,115	90,989	79,870	68,415	12.3%	49.3%
Taxes, payroll charges and profit sharing	24,277	34,496	36,292	29,929	(29.6%)	(18.9%)
Advances from clients - real estate,	260,021	241,783	228,070	168,637	7.5%	54.2%
Dividends	-	10	26,981	-	(100%)	-
Other	75,131	101,930	114,995	21,205	(26.3%)	254.3%

	1,109,502	1,012,389	887,775	566,901	9.6%	95.7%
Long-term Liabilities
Loans and financings	590,229	457,371	465,691	102,773	29.0%	474.3%
Debentures	490,000	490,000	240,000	240,000	0.0%	104.2%
Obligations for purchase of land	200,794	179,088	156,393	28,600	12.1%	602.1%
Deferred taxes	90,618	87,140	80,583	62,407	4.0%	45.2%
Unearned income from property sales	-	-	-	637	-	-
Other	358,147	342,983	332,597	48,129	4.4%	644.1%

	1,729,788	1,556,582	1,275,264	482,546	11.1%	258.5%
Deferred Income
Deferred income on acquisition of subsidiary	24,800	26,589	29,406	-	(6.7%)	-

Minority Shareholders	54,111	44,397	21,090	14,154	21.9%	282.3%

Shareholders' Equity
Capital	1,229,518	1,221,971	1,221,971	1,220,542	0.6%	0.7%
Treasury shares	(18,050)	(18,050)	(18,050)	(18,050)	0.0%	0.0%
Capital reserves	167,276	167,276	167,276	167,276	0.0%	0.0%

Revenue reserves	309,852	271,882	212,933	128,094	14.0%	141.9%

	1,688,596	1,643,079	1,584,130	1,497,862	2.8%	12.7%

Liabilities and Shareholders' Equity	4,606,797	4,283,036	3,797,665	2,561,463	7.6%	79.9%

(1) 1Q08, 2Q08 and 2007 adjusted to include land swaps.

Page: 75

Statement of Cash Flows

	3Q08	2Q08(1)	1Q08(1)	9M08(1)	3Q07(1)

Net income (loss)	37,970	58,949	42,862	139,781	32,389

Expenses (income) not affecting working capital
Depreciation and amortization	3,577	1,221	42.568	9,366	1,986

Amortization of negative goodwill	1,769	401	(2,817)	(647)	(345)
Unrealized interest and charges, net	51,278	17,117	27,088	95,483	(2)
Deferred taxes	10,071	14,787	8,703	33,561	6,744
Minority interest	9,714	23,308	3,867	36,889	10,538

Decrease (increase) in assets
Trade accounts receivable	(46,438)	(319,528)	(176,245)	(542,211)	(123,821)
Properties for sale	(214,594)	(109,432)	(223,385)	(547,411)(123,821)	(123,821)(111,888)
Other receivables	(39,639)	(19,828)	(40,691)	(100,158)(111,888)	(111,888)(4,347)
Deferred selling expenses	(10,416)	8,969	(7,611)	(9,058)	(3,877)
Prepaid expenses	(4,979)	(1,892)	(2,197)	(9,068)	5,317

Decrease (increase) in liabilities
Obligations for purchase of land	-	-	-	-	(1,543)
Obligations for purchase of real estate	(18,867)	106,142	120,650	207,295	72,472
Taxes and contributions	11,147	10,952	8,009	30,108	7,688
Tax, labor and other contingencies	1,888	522	-	2,410	(44)
Trade accounts payable	(14,785)	6,659	29,085	20,959	3,018
Advances from customers	18,236	13,714	10,750	42,700	(20,677)
Payroll, charges and provision for bonuses payable	(10,219)	(1,796)	(2,221)	(14,236)	8,788
Other accounts payable	(17,355)	2,568	(7,258)	(22,045)	(3,121)
Credit assignments payable	53	(4,394)	46,094	41,753	(520)
Income (expenses) from sales to appropriate	-	-	(64)	(64)	(416)

Cash used in operating activities	(231,589)	(191,561)	(160,813)	(583,963)	(121,661)

				(121,661)	(121,661)
Investing activities

Purchase of property and equipment and deferred charges	(2,900)	(5,145)	(6,125)	(14,170)	(8,213)

Acquisition of investments	-	-	238	238	136
Cash used in investing activities	(2,900)	(5,145)	(5,887)	(13,932)	(8,077)

Financing activities
Capital increase	7,547	-	125	7,672	52
Increase in loans and financing	303,037	293,475	398,490	995,002	23,458
Repayment of loans and financing	(61,322)	(17,404)	(23,969)	(102,695)	(18,104)
Assignment of credits receivable, net	552	229	(8)	773	408
2007 Dividends	(10)	(26,970)	-	(26,980)	-

Net cash provided by financing activities	249,804	249,330	374,638	873,772	5,814

Net increase (decrease) in cash and banks and financial investments	15,315	52,624	207,938	275,887	(123,924)

Cash and banks
At the beginning of the period	775,009	722,385	514,447	514,447	496,016
At the end of the period	790,324	775,009	722,385	790,324	372,092

Net increase (decrease) in cash and banks and (1) financial investments	15,315	52,624	207,398	275,877	(123,924)

1Q08, 2Q08 and 2007 adjusted to include land swaps.

Page: 76

16.01 - OTHER RELEVANT INFORMATION

1. SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

		9/30/2008

		Common Shares		Total Shares

Shareholder	Country	Shares	%	Shares	%

EIP BRAZIL HOLDINGS LLC	USA	18,229,605	13.70%	18,229,605	13.70%
FMR LLC (FIDELITY)	USA	16,063,990	12.07%	16,063,990	12.07%
MORGAN STANLEY & CO.	USA	16,381,988	12.31%	16,381,988	12.31%

Treasury Shares		3,124,972	2.35%	3,124,972	2.35%

Others		79,286,963	59.58%	79,286,963	59.58%

Total shares		133,087,518	100.00%	133,087,518	100.00%

		9/30/2007

		Common Shares		Total Shares

Shareholder	Country	Shares	%	Shares	%

EIP BRAZIL HOLDINGS LLC	USA	18,229,605	13.77%	18,229,605	13.77%

Treasury Shares		3,124,972	2.36%	3,124,972	2.36%

Others		111,030,302	83.87%	111,030,302	83.87%

Total shares		132,384,879	100.00%	132,384,879	100.00%

Page: 77

2. SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

		9/30/2008

		Common Shares		Total Shares

Shareholder	Country	Shares	%	Shares	%

Shareholders holding effective
control of the Company	USA	18,229,605	13.70%	18,229,605	13.70%
Board of Directors		16,222	0.01%	16,222	0.01%
Executive Directors		1,423,040	1.07%	1,423,040	1.07%

Effective control, shares, board members and officers		19,668,867	14.78%	19,668,867	14.78%

Treasury Shares		3,124,972	2.35%	3,124,972	2.35%
Outstanding shares in the
market (*)		110,293,679	82.87%	110,293,679	82.87%

Total shares		133,087,518	100.00%	133,087,518	100.00%

		9/30/2007

		Common Shares		Total Shares

Shareholder	Country	Shares	%	Shares	%

Shareholders holding effective
control of the Company	USA	18,229,605	13.77%	18,229,605	13.77%
Board of Directors		1,050,551	0.79%	1,050,551	0.79%
Executive Directors		1,058,651	0.80%	1,058,651	0.80%

Effective control, shares, board members and officers		20,338,807	15.36%	20,338,807	15.36%

Treasury Shares		3,124,972	2.36%	3,124,972	2.36%
Outstanding shares in the
market (*)		108,921,100	82.28%	108,921,100	82.28%

Total shares		132,384,879	100.00%	132,384,879	100.00%

(*) Excludes shares of effective control, management, board and treasury.

Page: 78

3. COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law No. 6404/76, the Company's By-Laws, rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by the Brazilian Securities Commission (CVM), as well as the other rules that apply to the operation of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulation of the Chamber of Market Arbitration.

Page: 79

17.01 - SPECIAL REVIEW REPORT - WITHOUT EXCEPTIONS

Review Report of Independent Accountants

To the Management and Shareholders Gafisa S.A.

1 We have carried out a limited review of the accounting information included in the Parent Company and Consolidated Quarterly Information ("ITR") of Gafisa S.A. ("Company") for the quarter ended September 30, 2008, comprising the balance sheet, the statements of income and cash flows, the performance report and the notes to the financial statements. This information is the responsibility of the Company's management.

2 Except for the effects of the matter mentioned in paragraph 3, our review was carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information (ITR), and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 The Brazilian Securities Commission (CVM), through its Instruction 469 of May 2, 2008, Article 8, established that assets and liabilities arising from long-term transactions, or short-term ones which produce significant effects, shall be adjusted to their present value based on discount rates that reflect the best current market evaluations as to the cash value over time and the specific risks of the assets and liabilities. As mentioned in Note 3 (v), the Company's management has not completed until the date of this report its studies on the impacts of adjustment to present value of assets and liabilities, as required by CVM Instruction 469 of May 2, 2008; accordingly, we could not reach a conclusion about the possible effect of these adjustments on the financial information contained in this quarterly information (ITR).

Page: 80

4 Based on our limited review, except for the effects, if any, of the matter mentioned in paragraph 3, we are not aware of any material modifications that should be made to the quarterly information referred to above for such information to be stated in accordance with the regulations of the Brazilian Securities Commission (CVM) applicable to the preparation of quarterly information (ITR), including the CVM Instruction 469 of May 2, 2008.

5 As mentioned in Note 3 (v), Law 11638 ("Law") was enacted on December 28, 2007 and is effective as from January 1, 2008. This law amended, revoked and introduced new concepts to Law 6,404/76 (Brazilian Corporate Law) and caused changes in the accounting practices adopted in Brazil. Although the Law is already in effect, the main changes introduced by it depend on the regulation by regulatory bodies for them to be applied by companies. Accordingly, in this phase of transition, the Brazilian Securities Commission (CVM), by means of Instruction 469 of May 2, 2008, allowed the non-application of the provisions of Law 11638/07 in the preparation of the quarterly information (ITR). Therefore, the accounting information contained in the quarterly information (ITR) of the quarter ended September 30, 2008 was prepared in accordance with the specific instructions of CVM and does not consider all the modifications in accounting practices introduced by Law 11638/07.

6 As mentioned in Note 3 (u), on September 30, 2008 the Company chose to adopt in advance, as it is not yet required to - with the respective effects retroactive to all reported periods - its accounting practice of recording bartered units, as provided for in the guidelines of the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - CPC) (O) - 1 "Real Estate Development Entities" ("Guidelines"). The accounting information contained in the accompanying quarterly information (parent company and consolidated) for the comparative quarters and periods ended September 30, 2007 and period ended June 30, 2008 were appropriately adjusted in relation to the previously reported information.

São Paulo, November 4, 2008

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Eduardo Rogatto Luque
Contador CRC 1SP166259/O-4

Page: 81

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.